[Cooley Godward LLP Letterhead]

August 2, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop: 6010

Washington, D.C. 20549

Attention:	Sonia Barros

Jeffrey P. Riedler

Re:	Discovery Partners International, Inc. Registration Statement on Form S-4, as amended (File No. 333-134438) (“Registration Statement”)

Ladies and Gentlemen:

On behalf of our client, Discovery Partners International, Inc. (“Discovery Partners”), we are electronically transmitting for filing under the Securities Act of 1933, as amended (the “Act”), one copy of Discovery Partners’ Amendment No. 2 to its Registration Statement and are providing to you in hard copy form a copy of such amendment marked to show changes from Amendment No. 1 to the Registration Statement, filed with the Securities and Exchange Commission (the “Commission”) on July 11, 2006.

Amendment No. 2 is being filed in response to your letter dated July 25, 2006, setting forth the comments of the Commission’s Staff (the “Staff”) regarding the Registration Statement (the “Comment Letter”). This letter, which has also been filed electronically with the Commission, contains Discovery Partners’ supplemental responses to the Staff’s comments. The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter. Page references in the text of this response letter correspond to the page numbers of Amendment No. 2.

Risks Related to Infinity, pages 28-43

Infinity relies on third parties to conduct certain of its clinical trials…, page 35

1. We note your response to our prior comment 37. Please revise this risk factor to disclose the number of third parties upon Infinity relies on to conduct clinical trials.

Response: Discovery Partners has revised the disclosure on page 35 of the Registration Statement in response to the Staff’s comment in order to disclose the number of third parties that Infinity relies upon to enroll qualified patients and conduct its clinical trials, and to provide services in connection with such clinical trials.

Infinity relies on third-party manufacturers to produce the raw materials and drug substance…, pages 36-37

2. We note your response to our prior comment 39. Please revise this risk factor to disclose the number of third parties upon Infinity relies to produce raw materials and drug substance.

Response: Discovery Partners has revised the disclosure on page 37 of the Registration Statement in response to the Staff’s comment in order to disclose the number of third-party manufacturers that manufacture Infinity’s drug candidates for preclinical testing and clinical trials.

Securities and Exchange Commission

August 2, 2006

Page Two

The Merger, pages 55-93

Background of the Merger, pages 55-62

3. We note your response to our prior comment 50 and reissue that comment in part. Your description of the five potential strategic transaction partners in your response to us differs from your disclosure in the first paragraph on page 57. Please revise your disclosure on page 57 to provide a more accurate description of these five potential strategic transaction partners. For example, are their compounds in early stages of clinical development? Do they have little to no revenues?

Response: Discovery Partners has revised the disclosure on page 57 of the Registration Statement in response to the Staff’s comment to provide a more detailed description of the five potential strategic transaction partners.

4. We note your response to our prior comment 51 and reissue that comment in part. Please expand your disclosure regarding the “certain biotechnology industry contacts” to describe these persons.

Response: Discovery Partners has revised the disclosure on page 57 of the Registration Statement in response to the Staff’s comment in order to expand the disclosure regarding “certain biotechnology industry contacts.”

5. We note your response to our prior comment 54 and reissue that comment in part. Please disclose the pre-money valuation for Infinity and assumed net cash balance for Discovery Partners agreed upon. Please also disclose how this consideration compared to that proposed and considered by the “other potential strategic transaction partner.”

Response: Discovery Partners has revised the disclosure on page 58 of the Registration Statement in response to the Staff’s comment in order to clarify that in connection with the submission of a non-binding indication of interest letter by Infinity, Infinity and Discovery Partners agreed upon a set of exchange ratios based on targeted net cash balances of Discovery Partners at the closing of the merger, which exchange ratios and targeted net cash balances appear on pages 96 and 97 of the Registration Statement, and that Infinity’s pre-money valuation is a function of the number of shares to be issued to Infinity’s securityholders in connection with the merger, which number of shares is based on the net cash balance of Discovery Partners at the closing of the merger and the corresponding exchange ratios, multiplied by the price per share of Discovery Partners common stock at the time of execution of the merger agreement. Discovery Partners has disclosed Infinity’s pre-money valuation on page 58 of the Registration Statement, based on the assumptions set forth therein. Discovery Partners has also revised the disclosure on page 60 of the Registration Statement in response to the Staff’s comment to disclose how Infinity’s pre-money valuation compared to that proposed by the other potential strategic transaction partner.

Reasons for the Merger, pages 62-67

6. We note your response to our prior comment 59 and reissue that comment. Please revise your disclosure to explain why the Infinity board believed the merger is advantageous due to factors such as length of time and overall probability of closure as you have done in your response to us.

Response: Discovery Partners has revised the disclosure on page 66 of the Registration Statement in response to the Staff’s comment in order to discuss in more detail the views of Infinity’s board of directors regarding the advantages that the merger presented over an initial public offering.

Securities and Exchange Commission

August 2, 2006

Page Three

Opinion of Discovery Partners’ Financial Advisor, pages 67-76

7. We note your response to our prior comment 60 and reissue that comment in part. Please revise your disclosure in this section to disclose that Molecular Securities has consented to the use of the opinion in this document.

Response: Discovery Partners has revised the disclosure on pages 68 and 69 of the Registration Statement in response to the Staff’s comment in order to disclose that Molecular Securities has consented to the inclusion of the opinion in the joint proxy statement/prospectus.

8. We note your response to our prior comment 61 and reissue that comment. We note the statement that Molecular Securities’ opinion does not “constitute any opinion” to any Discovery Partners’ stockholder as to how to vote. Please delete this limitation here and where it appears elsewhere in the prospectus, including in the opinion, as it could be interpreted as a disclaimer to shareholders’ ability to rely on Molecular Securities’ opinion. Alternatively, disclose the basis for Molecular Securities’ belief that shareholders cannot rely upon the opinion to support any claims against Molecular Securities arising under applicable state law, including whether Molecular Securities intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law. Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law, or the rights and responsibilities of either Molecular Securities or the board of directors under the federal securities laws.

Response: Discovery Partners has revised the disclosure on pages 6, 63 and 69 of the Registration Statement in response to the Staff’s comment to delete the statements that Molecular Securities’ opinion does not constitute “any opinion,” and Molecular Securities has deleted the corresponding statement from its fairness opinion.

9. We note your response to our prior comment 66 and reissue that comment. Your revised disclosure deletes the statement that Molecular Securities made judgments and assumptions based upon industry performance, general business, economic, market and financial conditions and other matters in performing the comparable company analysis and precedent transaction analysis. If Molecular Securities did make such judgments and assumptions, please revise your disclosure to summarize the material judgments and assumptions.

Response: Discovery Partners has revised the disclosure on page 76 of the Registration Statement in response to the Staff’s comment in order to describe the material judgments and assumptions underlying Molecular Securities’ analyses.

Discovery Partners’ Business, pages 126-128

10. We note your response to our prior comment 77 that you have revised the disclosure in this section “Discovery Partners’ Management’s Discussion and Analysis of Financial Condition and Results of Operations – Discontinued Operations” on page 153 to explain what constituted the “instrumentation product line.” We are unable to locate this revised disclosure. Please revise your disclosure accordingly.

Response: Discovery Partners has revised the disclosure on page 154 of the Registration Statement in response to the Staff’s comment to explain what constituted the “instrumentation product line”.

Securities and Exchange Commission

August 2, 2006

Page Four

11. On page 126 you list the subsidiaries acquired by Galapagos and Biofocus. Are these all of Discovery Partners’ subsidiaries? If not, what assets are held by the remaining subsidiaries?

Response: Discovery Partners has revised the disclosure on page 127 of the Registration Statement in response to the Staff’s comment to clarify that Discovery Partners has no other operating subsidiaries and the only assets of Discovery Partners’ remaining subsidiaries are immaterial intercompany payables and receivables.

12. Please revise your disclosure to briefly describe the “certain items of Discovery Partners’ intellectual property” held at the Discovery Partners parent level that you refer to on page 126.

Response: Discovery Partners has revised the disclosure on page 127 of the Registration Statement in response to the Staff’s comment to describe the “certain items of Discovery Partners’ intellectual property” held at the Discovery Partners parent level.

13. You state that certain assets essential to Discovery Partners continuing to function as a public reporting company, such as information technology infrastructure and financial/accounting infrastructure, will be transferred from Discovery Partners to Biofocus following the closing of the merger. You also describe earlier in the prospectus that one of Infinity’s reasons for the merger is Discovery Partners’ public company infrastructure. Please revise your disclosure to explain why Infinity would not need the assets “essential to Discovery Partners continuing to function as a public reporting” that will be transferred to Biofocus.

Response: Discovery Partners has revised the disclosure on pages 67, 127 and 128 of the Registration Statement in response to the Staff’s comment to clarify:

•	that the Infinity board considered Discovery Partners’ status as a publicly-traded company, and the resulting potential access to the public capital markets and stock liquidity, among its reasons for doing the merger; and

•	that although the sale of assets to Galapagos and Biofocus closed on July 12, 2006, the infrastructure essential to Discovery Partners’ functioning as a public company prior to the closing of the merger will not be transferred by Discovery Partners to Biofocus until the closing of the merger of Discovery Partners and Infinity, at which time Infinity’s information technology and financial/accounting infrastructure will be put into effect for the ongoing operation of the combined company.

Discovery Partners also supplementally advises the Staff that the Infinity board did not consider the information technology and financial/accounting infrastructure of Discovery Partners as a reason to do the merger and, as such, Discovery Partners has deleted the reference to “infrastructure” on page 67 of the Registration Statement.

Infinity’s Business, pages 129-149

Strategic Alliances, pages 140-142

14. We note your response to our prior comment 87 and reissue that comment in part. Please revise your disclosure to disclose the aggregate potential milestone payments under each of the Amgen and Novartis alliances.

Response: Discovery Partners respectfully notes the Staff’s request to disclose the aggregate potential milestone payments under the Amgen and Novartis technology access alliances. However, Discovery Partners advises the Staff that it believes that such information constitutes confidential information, the disclosure of which is not necessary for the protection of investors. As such, Discovery Partners has sought confidential treatment of this information pursuant to Rule 406 of the Securities Act of 1933, as amended. The milestone amounts, both individually and in the aggregate, have been separately and extensively negotiated with each of Amgen and Novartis and represent unique commercial terms. Infinity’s business strategy includes entering into similar

Securities and Exchange Commission

August 2, 2006

Page Five

technology access arrangements with other drug developers in the future and, as such, Discovery Partners believes that disclosure of this confidential information could result in a competitive disadvantage in subsequent negotiations of similar alliances. For a further discussion of the matters relating to the request for confidential treatment, Discovery Partners respectfully directs you to its Confidential Treatment Application dated July 11, 2006.

Discovery Partners does not believe that disclosure of the milestone amounts is necessary for the protection of investors. Pursuant to these agreements, Infinity has granted to each of Amgen and Novartis access to a library of Infinity’s proprietary small molecules to be used by each such party in its internal drug discovery efforts. Subsequent to the delivery of these small molecules by Infinity to each alliance partner, Infinity has no further input into the further research and development, if any, of compounds based on these small molecules, including no input into: which of the alliance partner’s assays these small molecules may be screened against; whether or not the alliance partner successfully identifies any lead compounds and subsequently screens any such lead compounds against disease targets; and whether, or when, such screening activities may successfully lead to preclinical animal studies or, eventually, the filing of an initial new drug application, or IND, to commence a Phase I clinical trial in humans. Substantially all of the milestones payments under each of these agreements are paid only if the alliance partner successfully advances one or more compounds through clinical trials and regulatory approvals, events for which there is generally a high degree of uncertainty and a low probability of success. Because Discovery Partners has no control over whether or when these milestone payments may get paid, and because of the significant uncertainty relating to the alliance partner’s ability to achieve the clinical and regulatory objectives required for such payments to be made, Discovery Partners does not believe that disclosure of milestone amounts under these arrangements is material to investors and, in fact, believes that such disclosure could have the unintended effect of overstating the near term value of these arrangements.

Discovery Partners supplementally advises the Staff that notwithstanding the foregoing analysis, it determined to disclose in the Registration Statement the aggregate amount of milestone payments Infinity may receive in the future under its 2006 Novartis collaboration principally because the information was previously disclosed in a publicly disseminated press release and, as such, no longer constitutes confidential information for which a Rule 406 confidential treatment request can now be made.

Infinity Management’s Discussion and Analysis of Financial Condition and Results of Operations, pages 164-177

Liquidity and Capital Resources, pages 170-172

15. We note your response to our prior comment 89 and reissue that comment in part. Please identify how much Infinity expects to expend on major projects you have identified to the extent practicable.

Response: Discovery Partners has further revised the disclosure on page 173 of the Registration Statement in response to the Staff’s comment to disclose that Infinity expects to expend substantially all of the $90.0 million of cash, cash equivalents and marketable securities available to it after the merger on its current key research and development programs, among other things. Discovery Partners has also clarified in the disclosure the expected progress that Infinity hopes to make with each project on the basis of such spending. Discovery Partners supplementally advises the Staff that it is not practicable for Infinity to identify expenditures on a major project-by-major project basis inasmuch as Infinity is continuing to develop and assess its post-merger operating budgets and the expected progress of each of its major programs.

Securities and Exchange Commission

August 2, 2006

Page Six

Note 2. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-15

16. Refer to your response to our comment 98. Please revise your filing to clarify the basis for your accounting policy to address why it is appropriate to recognize royalty revenue upon the receipt of monies.

Response: Discovery Partners has revised the disclosure on page F-15 of the Registration Statement in response to the Staff’s comment to clarify the basis for this accounting policy.

Infinity Financial Statements, page F-48

Note 2. Significant Accounting Policies, page F-58

Revenue Recognition, page F-60

17. Refer to your response to our comment 99. Please tell us and clarify in the filing why you believe the initiation of clinical trials and filing for approval with regulatory agencies is at risk and substantive at the inception of the agreement to allow for immediate recognition in revenue.

Response: To date, Infinity has not achieved any milestones under its collaboration agreements, and therefore, Infinity has not received any milestone payments or recognized revenue related to the achievement of milestones under such agreements. If and when Infinity achieves milestones under its collaboration agreements and receives milestone payments from its collaborators under such agreements, Infinity plans to use the accounting policy described on page F-60 of the Registration Statement to determine whether and how such milestone payments should be recognized as revenue.

Unaudited Pro Forma Financial Statements, page 191

Notes to Unaudited Pro Forma Financial Information, page 196

18. Refer to your response to our comment 105 and your revised disclosure in paragraph 4. Please clarify what Biofocus actually acquired as “also acquired or will acquire” and “were or will be assigned” used throughout this disclosure is vague. Also clarify your statements regarding “were or are held at the Discovery Partner level” as this is vague.

Response: Discovery Partners has revised the disclosure on pages 197 and 198 of the Registration Statement in response to the Staff’s comment to clarify the referenced items.

19. Refer to pro forma adjustment B. Please provide a detailed explanation to us and clarify in the filing what this amount represents.

Response: Discovery Partners has revised the disclosure on page 199 of the Registration Statement in response to the Staff’s comment to clarify that this amount represents the recognition of the impact of foreign currency translation gains and losses recorded in Other Comprehensive Income as a result of the sale of Discovery Partners’ investment in its foreign subsidiaries. This entry in effect eliminates all amounts in Other Comprehensive Income other than the unrealized gains and losses that relate to the short-term investments that remain as Discovery Partners assets after the sale to Biofocus.

20. Refer to your response to comment 102. Please revise the pro forma information to clearly quantify the different scenarios that would occur based on different cash balances at the closing of the transaction and how the purchase price and goodwill/extraordinary gain will be affected based on each scenario.

Response: Discovery Partners has added Note 4 on pages 200 and 201 of the Registration Statement in response to the Staff’s comment to quantify how the purchase price and goodwill/extraordinary gain will be affected if Discovery Partners’ cash balance at the closing of the merger is $69 million, $72.5 million and $76 million, respectively.

Securities and Exchange Commission

August 2, 2006

Page Seven

Please contact the undersigned at (858) 550-6045 if you have any comments or questions regarding this letter.

Sincerely,

Matthew T. Browne, Esq.

cc:	Michael C. Venuti

Steven H. Holtzman

L. Kay Chandler, Esq.

Steven D. Singer, Esq.

Michael J. LaCascia, Esq.

This letter contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such forward-looking statements include statements regarding the proposed merger and related transactions, Discovery Partners’ and the combined company’s net cash at closing, the potential value created by the proposed merger for Discovery Partners’ and Infinity’s stockholders, Discovery Partners’ and the combined company’s continuing obligations under the stock and asset purchase agreement with Galapagos and Biofocus, Discovery Partners’ pursuit of another strategic transaction similar to the merger or liquidation of its remaining assets, the efficacy, safety, and intended utilization of Infinity’s product candidates, the conduct and results of discovery efforts and clinical trials, and plans regarding regulatory filings, future research and clinical trials and plans regarding current and future collaborative activities. Factors that may cause actual results to differ materially include the risk that Discovery Partners and Infinity may not be able to complete the proposed merger, the risk that Infinity’s product candidates and compounds that appeared promising in early research and clinical trials do not demonstrate safety and/or efficacy in clinical trials, the risks associated with reliance on collaborative partners for further clinical trials and other development activities, risks involved with development and commercialization of product candidates, the risk that Discovery Partners’ net cash at closing will be lower than currently anticipated, and risks and other uncertainties more fully described in the Registration Statement and Discovery Partners’ other SEC reports. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. Any forward-looking statements are made pursuant to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and, as such, speak only as of the date made. Discovery Partners undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

As filed with the Securities and Exchange Commission on August 2, 2006

Registration No. 333-134438

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

FORM S-4

REGISTRATION STATEMENT

Under

The Securities Act of 1933

DISCOVERY PARTNERS INTERNATIONAL, INC.

(Exact name of Registrant as specified in its charter)

Delaware	8731	33-0655706
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

9640 Towne Centre Drive

San Diego, California 92121

(858) 455-8600

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Michael C. Venuti, Ph.D.

Acting Chief Executive Officer

Discovery Partners International, Inc.

9640 Towne Centre Drive

San Diego, California 92121

Tel: (858) 455-8600

Fax: (858) 546-3081

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
L. Kay Chandler, Esq. Matthew T. Browne, Esq. Cooley Godward LLP 4401 Eastgate Mall San Diego, CA 92121 Tel: (858) 550-6000 Fax: (858) 550-6420	Steven H. Holtzman Chief Executive Officer Infinity Pharmaceuticals, Inc. 780 Memorial Drive Cambridge, MA 02139 Tel: (617) 453-1000 Fax: (617) 453-1001	Steven D. Singer, Esq. Michael J. LaCascia, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, MA 02109 Tel: (617) 526-6000 Fax: (617) 526-5000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the merger agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. Discovery Partners may not sell its securities pursuant to the proposed transactions until the Registration Statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated August 2, 2006

SPECIAL MEETINGS OF STOCKHOLDERS

YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Discovery Partners International, Inc. and Infinity Pharmaceuticals, Inc.:

Discovery Partners International, Inc., which we refer to as Discovery Partners, and Infinity Pharmaceuticals, Inc., which we refer to as Infinity, have entered into a merger agreement pursuant to which a wholly owned subsidiary of Discovery Partners will merge with and into Infinity such that Infinity will continue as the surviving company. If the merger is consummated, Infinity will become a wholly owned subsidiary of Discovery Partners and outstanding shares of Infinity common stock and Infinity preferred stock will automatically be converted into the right to receive shares of Discovery Partners common stock. Each outstanding option to purchase shares of Infinity common stock and each outstanding warrant to purchase shares of Infinity preferred stock that is not exercised prior to the consummation of the merger will be assumed by Discovery Partners at the effective time of the merger and will become an option or warrant, as applicable, to purchase shares of Discovery Partners common stock. The shares of Discovery Partners common stock that Infinity securityholders will be entitled to receive pursuant to the merger are expected to represent approximately 69% of the fully-diluted shares of the combined company immediately following the consummation of the merger. The actual number of shares of Discovery Partners common stock that Infinity securityholders will be entitled to receive pursuant to the merger is subject to upward or downward adjustment based on Discovery Partners’ net cash balance, as calculated pursuant to the merger agreement, at the closing of the merger.

Shares of Discovery Partners common stock are currently listed on the NASDAQ Global Market under the symbol “DPII.” After completion of the merger, Discovery Partners expects to be renamed “Infinity Pharmaceuticals, Inc.” and expects to trade on the NASDAQ Global Market under the symbol “INFI.” On [                    ], 2006, the last trading day before the date of this joint proxy statement/prospectus, the closing sale price of Discovery Partners common stock was $[            ] per share.

Discovery Partners and Infinity are each holding a special meeting of stockholders in order to obtain the stockholder approvals necessary to complete the merger. At the Discovery Partners special meeting, which will be held at 1:00 p.m., local time, on Tuesday, September 12, 2006 at the offices of Cooley Godward LLP, 4401 Eastgate Mall, San Diego, California 92121, unless postponed or adjourned to a later date, Discovery Partners will ask its stockholders to, among other things, approve the issuance of Discovery Partners common stock pursuant to the merger agreement and approve an amendment to Discovery Partners’ certificate of incorporation effecting a reverse stock split of Discovery Partners common stock, which is referred to herein as the reverse stock split. Upon the effectiveness of the amendment to Discovery Partners’ certificate of incorporation effecting the reverse stock split, referred to as the split effective time, the issued shares of Discovery Partners common stock immediately prior to the split effective time will be reclassified into a smaller number of shares such that a Discovery Partners stockholder will own one new share of Discovery Partners common stock for each 2 to 6 shares of issued common stock held by that stockholder immediately prior to the split effective time. The exact split ratio within the 2:1 to 6:1 range will be determined by the Discovery Partners board of directors prior to the split effective time and will be publicly announced by Discovery Partners. At the Infinity special meeting, which will be held at 1:00 p.m., local time, on Tuesday, September 12, 2006 at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109, unless postponed or adjourned to a later date, Infinity will ask its stockholders to, among other things, adopt the merger agreement.

After careful consideration, the Discovery Partners and Infinity boards of directors have approved the merger agreement and the respective proposals described in the accompanying joint proxy statement/prospectus, and each of the Discovery Partners and Infinity boards of directors has determined that it is advisable to enter into the merger. Each of the board of directors of Discovery Partners and Infinity unanimously recommends that its respective stockholders vote “FOR” the respective proposals described in the accompanying joint proxy statement/prospectus.

More information about Discovery Partners, Infinity and the proposed transaction is contained in this joint proxy statement/prospectus. Discovery Partners and Infinity urge you to read this joint proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “ RISK FACTORS” BEGINNING ON PAGE 22.

Discovery Partners and Infinity are very excited about the opportunities the merger brings to both Discovery Partners and Infinity stockholders, and we thank you for your consideration and continued support.

Michael Venuti	Steven Holtzman

Acting Chief Executive Officer	Chief Executive Officer

DISCOVERY PARTNERS INTERNATIONAL, INC.	INFINITY PHARMACEUTICALS, INC.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated [                    ], 2006, and is first being mailed to Discovery Partners and Infinity stockholders on or about [                    ], 2006.

Discovery Partners International, Inc.

9640 Towne Centre Drive

San Diego, California 92121

(858) 455-8600

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON SEPTEMBER 12, 2006

Dear Stockholders of Discovery Partners:

On behalf of the board of directors of Discovery Partners International, Inc., a Delaware corporation, we are pleased to deliver this joint proxy statement/prospectus for the proposed merger between Discovery Partners and Infinity Pharmaceuticals, Inc., a Delaware corporation, pursuant to which a wholly owned subsidiary of Discovery Partners will merge with and into Infinity, which will survive as a wholly owned subsidiary of Discovery Partners. A special meeting of stockholders of Discovery Partners will be held on September 12, 2006 at 1:00 p.m., local time, at the offices of Cooley Godward LLP, 4401 Eastgate Mall, San Diego, California 92121, for the following purposes:

1. To consider and vote upon a proposal to approve the issuance of Discovery Partners common stock pursuant to the Agreement and Plan of Merger and Reorganization, dated as of April 11, 2006, by and among Discovery Partners, Darwin Corp., a wholly owned subsidiary of Discovery Partners, and Infinity Pharmaceuticals, Inc., a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus.

2. To approve an amendment to Discovery Partners’ certificate of incorporation effecting the reverse stock split, as described in the accompanying joint proxy statement/prospectus.

3. To approve an amendment to Discovery Partners’ certificate of incorporation to change the name of “Discovery Partners International, Inc.” to “Infinity Pharmaceuticals, Inc.”

4. To approve an amendment to Discovery Partners’ bylaws to increase the maximum number of directors that may constitute the entire board of directors of Discovery Partners from 10 directors to 12 directors, as described in the accompanying joint proxy statement/prospectus.

5. To approve an amendment to the Discovery Partners 2000 Stock Incentive Plan increasing the number of shares authorized for issuance thereunder, effective as of immediately following the effective time of the closing of the merger, and amending the provisions thereof regarding the number of shares by which the share reserve automatically increases each year, the maximum number of shares one person may receive per calendar year under the plan and the purchase price, if any, to be paid by a recipient for common stock under the plan, as described in the accompanying joint proxy statement/prospectus.

6. To consider and vote upon an adjournment of the Discovery Partners special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Discovery Partners Proposal Nos. 1 and 2.

7. To transact such other business as may properly come before the Discovery Partners special meeting or any adjournment or postponement thereof.

The board of directors of Discovery Partners has fixed August 1, 2006 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Discovery Partners special meeting and any adjournment or postponement thereof. Only holders of record of shares of Discovery Partners common stock at the close of business on the record date are entitled to notice of, and to vote at, the Discovery Partners special meeting. At the close of business on the record date, Discovery Partners had [                    ] shares of common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of holders of a majority of the Discovery Partners common stock having voting power present in person or represented by proxy at the Discovery Partners special meeting is required for approval of Discovery Partners Proposal Nos. 1, 5 and 6 above. The affirmative vote of holders of a majority of the Discovery Partners common stock having voting power outstanding on the record date for the Discovery Partners special meeting is required for approval of Discovery Partners Proposal Nos. 2 and 3. The affirmative vote of holders of 66 2/3% of the Discovery Partners common stock having voting power outstanding on the record date for the Discovery Partners special meeting is required for approval of Discovery Partners Proposal No. 4.

INFINITY PHARMACEUTICALS, INC.

780 Memorial Drive

Cambridge, MA 02139

(617) 453-1000

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON SEPTEMBER 12, 2006

To the Stockholders of Infinity Pharmaceuticals, Inc.:

A special meeting of stockholders of Infinity Pharmaceuticals, Inc. will be held at 1:00 p.m., local time, on Tuesday, September 12, 2006 at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109, for the following purposes:

1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger and Reorganization, dated as of April 11, 2006, by and among Discovery Partners International, Inc., Darwin Corp., a wholly owned subsidiary of Discovery Partners, and Infinity, a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus.

2. To approve a proposal to adjourn the Infinity special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the adoption of the merger agreement.

3. To transact such other business as may properly be brought before the Infinity special meeting and any adjournment or postponement thereof.

The Infinity board of directors, acting through its meeting committee, has fixed Friday, July 28, 2006 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Infinity special meeting and any adjournment or postponement thereof. Only holders of record of shares of Infinity common stock and holders of record of shares of Infinity preferred stock at the close of business on the record date are entitled to notice of, and to vote at, the Infinity special meeting. At the close of business on the record date, Infinity had (a) 12,509,444 shares of common stock outstanding and entitled to vote and (b) 39,719,447 shares of preferred stock outstanding and entitled to vote, including 8,134,999 shares of Series A preferred stock outstanding and entitled to vote, 19,473,336 shares of Series B preferred stock outstanding and entitled to vote, 11,111,112 shares of Series C preferred stock outstanding and entitled to vote and 1,000,000 shares of Series D preferred stock outstanding and entitled to vote.

The Infinity board of directors has reviewed and considered the terms and conditions of the proposed merger. Based on its review, the Infinity board of directors has unanimously approved the merger and the merger agreement and determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable and fair to, and in the best interests of, Infinity and its stockholders. Accordingly, the Infinity board of directors unanimously recommends that you vote “FOR” the adoption of the merger agreement. In addition, the Infinity board of directors unanimously recommends that you vote “FOR” the adjournment of the Infinity special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the adoption of the merger agreement.

Infinity cannot complete the merger unless the merger agreement is adopted by the affirmative vote of the holders of (a) a majority of the shares of Infinity common stock and Infinity preferred stock outstanding on the record date and entitled to vote at the Infinity special meeting, voting together as a single class and on an as-converted basis, and (b) a majority of the shares of Infinity preferred stock outstanding on the record date and entitled to vote at the Infinity special meeting, voting separately as a single class and on an as-converted basis. The accompanying joint proxy statement/prospectus describes the proposed merger and the actions to be taken in connection with the merger and provides additional information about the parties involved. Please give this information your careful attention.

Under the Delaware General Corporation Law, which is referred to herein as the DGCL, holders of Infinity’s capital stock who do not vote in favor of the adoption of the merger agreement will have the right to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery if the merger is

Record Date; Shares of Common Stock and Preferred Stock Outstanding and Entitled to Vote	52
Quorum and Vote of Infinity Stockholders Required	53
Voting of Proxies	53
Revocation of Proxies	54

THE MERGER	55
Background of the Merger	55
Reasons for the Merger	63
Opinion of Discovery Partners’ Financial Advisor	68
Interests of Discovery Partners’ Directors and Executive Officers in the Merger	77
Interests of Infinity’s Directors and Executive Officers in the Merger	81
Stock Options and Warrants	84
Form of the Merger	85
Merger Consideration	85
Effective Time of the Merger	89
Regulatory Approvals	89
Material United States Federal Income Tax Consequences of the Merger	89
NASDAQ Global Market Listing	92
Anticipated Accounting Treatment	92
Appraisal Rights	92

THE MERGER AGREEMENT	95
General	95
Merger Consideration and Adjustment	95
Amendment to Discovery Partners’ Certificate of Incorporation	97
Amendment to Discovery Partners’ Bylaws	98
Conditions to the Completion of the Merger	98
No Solicitation	99
Meetings of Stockholders	101
Covenants; Conduct of Business Pending the Merger	101
Other Agreements	103
Termination	104
Termination Fee	106
Representations and Warranties	106
Amendment	107

AGREEMENTS RELATED TO THE MERGER	108
Voting Agreements	108
Lock-up Agreements	109

MATTERS BEING SUBMITTED TO A VOTE OF DISCOVERY PARTNERS STOCKHOLDERS	110
Discovery Partners Proposal No. 1: Approval of the Issuance of Common Stock in the Merger	110
Discovery Partners Proposal No. 2: Approval of Amendment to Discovery Partners’ Certificate of Incorporation Effecting the Reverse Stock Split	110
Discovery Partners Proposal No. 3: Approval of Name Change	116
Discovery Partners Proposal No. 4: Approval of Amendment to Discovery Partners’ Bylaws to Increase the Maximum Size of the Board from 10 Directors to 12 Directors	117
Discovery Partners Proposal No. 5: Approval of Amendment to the Discovery Partners 2000 Stock Incentive Plan	118
Discovery Partners Proposal No. 6: Approval of Possible Adjournment of the Discovery Partners Special Meeting	125

MATTERS BEING SUBMITTED TO A VOTE OF INFINITY STOCKHOLDERS	126
Infinity Proposal No. 1: Adoption of the Merger Agreement	126

If you are an Infinity stockholder, you may only provide your proxy instructions by mailing your signed proxy card in the enclosed return envelope.

Please provide your proxy instructions only once and as soon as possible so that your shares can be voted at the special meeting of Discovery Partners stockholders or the special meeting of Infinity stockholders, as applicable.

Q:	What happens if I do not return a proxy card or otherwise provide proxy instructions?

A:	If you are a Discovery Partners stockholder, the failure to return your proxy card or otherwise provide proxy instructions will have the same effect as voting against Discovery Partners Proposal Nos. 2, 3 and 4 and your shares will not be counted for purposes of determining whether a quorum is present at the Discovery Partners special meeting. If you are an Infinity stockholder, the failure to return your proxy card will have the same effect as voting against the adoption of the merger agreement and your shares will not be counted for purposes of determining whether a quorum is present at the Infinity special meeting.

Q:	May I vote in person?

A:	If you are a stockholder of Discovery Partners and your shares of Discovery Partners common stock are registered directly in your name with Discovery Partners’ transfer agent, you are considered, with respect to those shares, the stockholder of record, and the proxy materials and proxy card are being sent directly to you by Discovery Partners. If you are a Discovery Partners stockholder of record, you may attend the special meeting of Discovery Partners stockholders to be held on September 12, 2006 and vote your shares in person, rather than signing and returning your proxy.

If you are a stockholder of Infinity and your shares of Infinity capital stock are registered directly in your name, you are considered, with respect to those shares, the stockholder of record, and the proxy materials and proxy card are being sent directly to you by Infinity. If you are an Infinity stockholder of record, you may attend the special meeting of Infinity stockholders to be held on September 12, 2006 and vote your shares in person, rather than signing and returning your proxy card.

If your shares of Discovery Partners common stock are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you are also invited to attend the special meeting of Discovery Partners stockholders. Since a beneficial owner is not the stockholder of record, you may not vote these shares in person at the Discovery Partners special meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting.

Q:	If my Discovery Partners shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will not be able to vote your shares of Discovery Partners common stock without instructions from you. You should instruct your broker to vote your shares, following the procedure provided by your broker.

Q:	May I change my vote after I have submitted a proxy or provided proxy instructions?

A:

Discovery Partners stockholders of record, other than those Discovery Partners stockholders who have executed a voting agreement and irrevocable proxy, may change their vote at any time before their proxy is voted at the Discovery Partners special meeting. Discovery Partners stockholders of record, other than Discovery Partners stockholders who have executed a voting agreement and irrevocable proxy, can do this in one of three ways. First, a stockholder of record of Discovery Partners can send a written notice stating that it would like to revoke its proxy. Second, a stockholder of record of Discovery Partners can submit new proxy instructions either on a new proxy card, by telephone or via the Internet. Third, a stockholder of

•	Management Team. It is expected that the combined company will be led by experienced senior management from Infinity and a board of directors with representation from each of Infinity and Discovery Partners.

Each of the board of directors of Discovery Partners and Infinity also considered other reasons for the merger, as described herein. For example, the board of directors of Discovery Partners considered, among other things:

•	strategic alternatives to the merger, including engaging in a merger transaction with another company, continuing to operate Discovery Partners on a stand-alone basis or undertaking a liquidation of Discovery Partners;

•	the conclusion of the Discovery Partners board of directors that the Discovery Partners business was declining and unlikely to create enhanced stockholder value; and

•	the opportunity for Discovery Partners’ stockholders to participate in the long-term value of Infinity’s product candidate development programs as a result of the merger.

In addition, the board of directors of Infinity considered, among other things, the following:

•	the fact that Discovery Partners’ available cash, together with Infinity’s other cash resources, are anticipated to meet Infinity’s projected operating requirements through 2007 and to enable Infinity to reach its projected near-term product development milestones, and that, with Discovery Partners’ cash, Infinity would have greater flexibility with respect to its options for raising additional funds, whether through private or public equity offerings, partnerships with pharmaceutical companies, project financing, debt financing or other arrangements;

•	the relative certainty of amount (and attendant dilution to existing Infinity securityholders) and the timing of access to capital through the merger with Discovery Partners compared to other financing options considered, particularly an initial public offering; and

•	the range of options available to the combined company to access private and public equity markets should additional capital be needed in the future will likely be greater as a public company.

Opinion of Discovery Partners’ Financial Advisor (see page 68)

In connection with the merger, the Discovery Partners board of directors received a written opinion of Molecular Securities, Discovery Partners’ financial advisor, as to the fairness, from a financial point of view, of the merger consideration to be paid by Discovery Partners pursuant to the merger agreement as of April 11, 2006. The full text of the Molecular Securities opinion, dated April 11, 2006, is attached to this joint proxy statement/ prospectus as Annex B. You are encouraged to read this opinion carefully and in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. Molecular Securities delivered its opinion to the Discovery Partners board of directors in connection with the Discovery Partners board’s review of the proposed transaction, and the opinion addresses only the fairness from a financial point of view of the merger consideration to be paid by Discovery Partners pursuant to the merger agreement as of April 11, 2006. The opinion does not address any other aspect of the merger and does not constitute any recommendation to any stockholder as to how any stockholder should vote at the Discovery Partners special meeting.

Pursuant to the engagement letter between Discovery Partners and Molecular Securities, Molecular Securities was paid an initial fee of $150,000 following the execution of the engagement letter. Following the execution of the merger agreement, an additional fee of approximately $800,000, which is equal to 25% of the transaction fee measured as of the date of the merger agreement plus certain expenses, was paid to Molecular Securities. Pursuant to the terms of the engagement letter, Molecular Securities would be entitled to an additional

SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following tables present summary historical financial data for Discovery Partners and Infinity, summary unaudited pro forma condensed combined financial data for Discovery Partners and Infinity, and comparative historical and unaudited pro forma per share data for Discovery Partners and Infinity.

On July 5, 2006, Discovery Partners completed the sale of all of the stock of Discovery Partners’ operating subsidiaries and all of its material operating assets, including Discovery Partners’ material intellectual property, information technology infrastructure, financial/accounting infrastructure, office furniture and other associated equipment for $5.4 million in cash, subject to a purchase price adjustment, to Galapagos and Biofocus. Discovery Partners’ remaining assets following the sale consist primarily of its cash, cash equivalents and short-term investments, its listing on the NASDAQ Global Market and the merger agreement with Infinity. In addition, Discovery Partners’ and its subsidiaries’ employees became employees of Galapagos and Biofocus, except for 16 Discovery Partners general and administrative personnel. As a result of the sale transaction, Discovery Partners’ historical operating results reported in this joint proxy statement/prospectus are not indicative of future results. Where unaudited pro forma financial information is provided, Discovery Partners will reflect the historical operating results relating to the Discovery Partners’ subsidiaries and operating assets sold to Galapagos and Biofocus as discontinued operations.

MARKET PRICE AND DIVIDEND INFORMATION

Discovery Partners common stock is listed on the NASDAQ Global Market under the symbol “DPII.” The following table presents, for the periods indicated, the range of high and low per share sales prices for Discovery Partners common stock as reported on the NASDAQ Global Market for each of the periods set forth below. Infinity is a private company and its common stock and preferred stock are not publicly traded.

Discovery Partners Common Stock

	High	Low
Year Ended December 31, 2004
First Quarter	$6.50	$5.48
Second Quarter	$6.40	$4.54
Third Quarter	$5.91	$4.08
Fourth Quarter	$5.47	$4.11
Year Ended December 31, 2005
First Quarter	$4.76	$3.10
Second Quarter	$3.54	$2.79
Third Quarter	$3.50	$2.80
Fourth Quarter	$3.46	$2.24
Year Ending December 31, 2006
First Quarter	$2.74	$2.34
Second Quarter	$2.84	$2.34
Third Quarter (through July 25, 2006)	$2.82	$2.58

On April 11, 2006, the last trading day prior to announcement of the merger, the closing price of Discovery Partners common stock was $2.41, for an aggregate value of Discovery Partners of approximately $64.5 million. Accordingly, if the merger had been consummated on that day, the value attributable to the Infinity capital stock and Infinity’s outstanding options and warrants in the aggregate, or to approximately 69% of the fully-diluted shares of the combined company, would have equaled $147.1 million. This percentage assumes:

•	the exercise of all outstanding Infinity options and warrants,

•	the vesting of shares of Discovery Partners restricted common stock and the exercise of Discovery Partners options exercisable on or before June 15, 2006 with an exercise price equal to or less than $6.00 per share, calculated using the treasury method,

•	that the amount of Infinity options and warrants does not change between the date hereof and the closing of the merger, and

•	that Discovery Partners’ net cash balance, as calculated pursuant to the merger agreement, at the closing of the merger is greater than or equal to $70 million and less than or equal to $75 million.

Because the market price of Discovery Partners common stock is subject to fluctuation, the market value of the shares of Discovery Partners common stock that holders of Infinity capital stock and Infinity’s outstanding options and warrants will be entitled to receive in the merger may increase or decrease.

Assuming approval of Discovery Partners Proposal No. 3 and successful application for initial listing with the NASDAQ Global Market following the consummation of the merger, Discovery Partners common stock will continue to be listed on the NASDAQ Global Market, but will trade under the combined company’s new name, “Infinity Pharmaceuticals, Inc.” and the new trading symbol, “INFI”. Following the consummation of the merger, there will be no market for the former Infinity common stock and preferred stock.

Discovery Partners’ recently adopted severance and retention bonus plan may require material payments to key employees in connection with their continued service with Discovery Partners during 2006 or otherwise in connection with the merger.

The compensation committee of Discovery Partners’ board of directors recently approved a severance and retention bonus plan for Discovery Partners’ key employees, including certain key executive officers. That plan, together with existing Discovery Partners change in control agreements, would be triggered by the closing of the pending merger with Infinity or the employees’ continuation of employment with Discovery Partners, or its successor following a change in control, through December 31, 2006 and the achievement of certain milestones on or before such date. If all eligible employees were awarded payments under the plan and under existing change of control agreements as a result of the closing of the merger followed by termination of such employee, the value of total awards would aggregate approximately $3.8 million, with approximately $2.6 million in cash payments and 463,250 shares of Discovery Partners common stock from the acceleration of vesting. These payments due to change in control or severance arrangements arising in connection with the merger or otherwise owed to Discovery Partners’ employees in connection with the merger will reduce Discovery Partners’ net cash at the closing of the merger.

Discovery Partners’ stock price will likely be volatile, and you may lose all or a substantial part of your investment.

The trading price of Discovery Partners’ common stock has been and will likely continue to be volatile and could be subject to fluctuations in price in response to various factors, many of which are beyond its control, including:

•	announcements related to developments involving the merger with Infinity and to Infinity’s business, including developments relating to Infinity’s product candidates and their clinical and/or preclinical results;

•	actual or anticipated variations in quarterly operating results;

•	changes in financial estimates by, or the beginning or cessation of research coverage by, securities analysts;

•	the announcements by Discovery Partners of financial results that do not meet or exceed the results anticipated by the public markets;

•	conditions or trends in the pharmaceutical and biopharmaceutical industries that investors believe may affect the combined company;

•	announcements by Discovery Partners or Infinity’s competitors of significant acquisitions, divestitures or other strategic transactions, collaborations, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	economic and political factors; and

•	sales of Discovery Partners common stock, including sales by any of its stockholders who beneficially own more than 5% of Discovery Partners common stock and who could potentially sell large amounts of Discovery Partners common stock at any one time.

From January 1, 2004 to June 30, 2006, the high and low prices for Discovery Partners common stock, as reported on the NASDAQ Global Market, were $6.50 and $2.24, respectively.

In addition, price and volume fluctuations in the stock market in general, and the NASDAQ Global Market and the market for technology companies in particular, have often been unrelated or disproportionate to the operating performance of those companies. Further, the market prices of securities of life sciences companies have been particularly volatile. Conditions or trends in the pharmaceutical and biopharmaceutical industries generally may cause further volatility in the trading price of Discovery Partners common stock, because the market may anticipate that those conditions or trends may affect the combined company after the merger. These broad market and industry factors may harm the market price of Discovery Partners common stock, regardless of its operating performance. In the past, plaintiffs have often instituted securities class action litigation following instances of volatility in the market price of a company’s securities. A securities class action suit against Discovery Partners could result in potential liabilities, substantial costs and the diversion of management’s attention and resources, regardless of whether Discovery Partners wins or loses.

Discovery Partners may be subject to liability regarding hazardous materials.

Discovery Partners’ former products and services as well as Discovery Partners’ former research and development processes involved the controlled use of hazardous materials. For example, Discovery Partners often used dangerous acids, bases, oxidants, radio isotopic and flammable materials. Discovery Partners has been subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Discovery Partners cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, Discovery Partners could be held liable for any damages that result, and any such liability could exceed its resources. In addition, Discovery Partners may have to incur significant costs to comply with environmental laws and regulations related to the handling or disposal of such materials or waste products in the future, which would require it to spend substantial amounts of money. Discovery Partners does not maintain insurance for the use of hazardous materials and chemicals that would mitigate these potential liabilities.

Because it is unlikely that Discovery Partners will pay dividends, its stockholders will only be able to benefit from holding its stock if the stock price appreciates.

Discovery Partners has never paid cash dividends on its capital stock and does not anticipate paying any cash dividends in the foreseeable future. As a result, holders of Discovery Partners common stock will only be able to benefit from holding such stock if the stock price appreciates.

Anti-takeover provisions in Discovery Partners’ stockholder rights plan and in its charter and bylaws could make a third-party acquisition of Discovery Partners difficult.

In 2003, Discovery Partners adopted a stockholder rights plan, also referred to as a poison pill. Also, Discovery Partners’ certificate of incorporation and bylaws contain provisions that could make it more difficult for a third party to acquire it, even if doing so would be beneficial to its stockholders. These provisions could limit the price that investors might be willing to pay in the future for shares of Discovery Partners common stock.

Risks Related to Infinity

In determining whether to approve the merger, you should carefully read the following risk factors. Discovery Partners and Infinity anticipate that immediately following the merger the business of the combined company will be the business conducted by Infinity immediately prior to the merger. As a result, the following risks, and the risks factors set forth under the heading “—Risks Related to the Combined Company,” are the most significant that you will face if the merger is completed.

Risks Related to Infinity’s Business

Infinity’s business is at an early stage of development and Infinity does not have, and may never have, any products that generate revenues, which could harm Infinity’s ability to achieve profitability.

Infinity is at an early stage of development as a company and has a limited operating history on which to evaluate its business and prospects. Since beginning operations in 2001, Infinity has not generated any revenue from the sale of drugs. Infinity currently has no drugs for sale and Infinity cannot guarantee that it will ever have any marketable drugs. Before Infinity can successfully sell any drugs, it must demonstrate to the FDA and other

Infinity cannot predict whether any of its drug candidates will encounter problems during clinical trials that will cause Infinity or regulatory authorities to delay or suspend these trials or delay the analysis of data from these trials. In addition, it is impossible to predict whether legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes, if any, may be. If Infinity experiences any such problems, it may not have the financial resources to continue development of the drug candidate that is affected or the development of any of its other drug candidates.

Infinity relies on third parties to conduct its clinical trials, and intends to rely on such third parties in the future. These third parties may not perform satisfactorily, including failing to meet established deadlines for the completion of such trials, which could result in unplanned delays or interruptions of such clinical trials and impede Infinity’s ability to successfully develop the product candidates which are the subject of such trials.

Infinity relies on third parties such as medical institutions and principal investigators to enroll qualified patients, conduct Infinity’s clinical trials and provide services in connection with such clinical trials. Infinity intends to rely on such third party medical institutions and principal investigators, as well as contract research organizations and other similar entities, in the future. Currently, Infinity relies upon five principal investigators at a total of four medical institutions to enroll qualified patients and conduct Infinity’s clinical trials. Infinity also relies upon five service providers in connection with such clinical trials. Infinity’s reliance on these third parties for clinical development activities reduces its control over these activities. Accordingly, these third-party contractors may not complete activities on schedule, or may not conduct Infinity’s clinical trials in accordance with regulatory requirements or its trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, Infinity may be required to replace them. Although Infinity believes that there are a number of third-party contractors Infinity could engage to continue these activities, replacing a third-party contractor may result in a delay of the affected trial. Accordingly, Infinity’s efforts to obtain regulatory approvals for and commercialize its drug candidates may be delayed.

In addition, Infinity is responsible for ensuring that each of its clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. The FDA requires Infinity to comply with certain standards, referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Infinity’s reliance on third parties that it does not control does not relieve Infinity of these responsibilities and requirements.

Even if Infinity obtains regulatory approvals, its drug candidates will be subject to ongoing regulatory review. If Infinity fails to comply with continuing U.S. and applicable foreign regulations, it could lose those approvals, and its business would be seriously harmed.

Even if Infinity receives regulatory approval of any drugs it is developing or may develop, Infinity will be subject to continuing regulatory review. Infinity may be required, or Infinity may elect, to conduct additional clinical trials of its drug candidates after they have become commercially available approved drugs. As greater numbers of patients use a drug following its approval, side effects and other problems may be observed after approval that were not seen or anticipated during pre-approval clinical trials. Supplemental trials could also produce findings that are inconsistent with the trial results Infinity has previously submitted to the FDA, which could result in marketing restrictions or force Infinity to stop marketing previously approved drugs. In addition, the manufacturer and the manufacturing facilities Infinity uses to make any approved drugs, will be subject to periodic review and inspection by the FDA. The subsequent discovery of previously unknown problems with the drug, manufacturer or facility may result in restrictions on the drug, manufacturer or facility, including withdrawal of the drug from the market. If Infinity fails to comply with applicable continuing regulatory requirements, it may be subject to fines, suspension or withdrawal of regulatory approval, product recalls and seizures, operating restrictions and criminal prosecutions.

To date, Infinity’s drug candidates have been manufactured in quantities for preclinical testing and clinical trials by third-party manufacturers. Currently, Infinity’s drug candidates are being manufactured in quantities for preclinical testing and clinical trials by a total of nine third-party manufacturers. If the FDA or other regulatory agencies approve any of Infinity’s drug candidates for commercial sale, Infinity expects that it would continue to rely, at least initially, on third-party manufacturers to produce commercial quantities of its approved drug candidates. These manufacturers may not be able to successfully increase the manufacturing capacity for any approved drug candidates in a timely or economical manner, or at all. Significant scale-up of manufacturing might entail changes in the manufacturing process that have to be submitted to and/or approved by the FDA. If contract manufacturers engaged by Infinity are unable to successfully increase the manufacturing capacity for a drug candidate or Infinity is unable to establish its own manufacturing capabilities, the commercial launch of any approved products may be delayed or there may be a shortage in supply.

If Infinity is unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell its drug candidates, if approved, Infinity may not generate product revenues and achieve profitability.

Infinity has no commercial products, and it does not currently have any sales and marketing capabilities. In order to successfully commercialize any drugs that may be approved in the future by the FDA or comparable foreign regulatory authorities, Infinity must build its sales and marketing capabilities or make arrangements with third parties to perform these services. If Infinity is unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, Infinity may not be able to generate product revenues and may not become profitable.

If physicians and patients do not accept Infinity’s future drugs, Infinity may be unable to generate significant revenues from product sales, if any, to fund its operations and achieve profitability.

Even if Infinity’s product candidates, or product candidates it may develop or acquire in the future, obtain regulatory approval, they may not gain market acceptance among physicians, patients and the medical community for a variety of reasons including:

•	timing of market introduction of competitive drugs;

•	lower demonstrated clinical safety and efficacy compared to other drugs;

•	lack of cost-effectiveness;

•	lack of availability of reimbursement from managed care plans and other third-party payors;

•	inconvenient and/or difficult administration;

•	prevalence and severity of adverse side effects;

•	potential advantages of alternative treatment methods;

•	safety concerns with similar drugs marketed by others;

•	the reluctance of the target population to try new therapies and of physicians to prescribe these therapies; and

•	ineffective marketing and distribution support.

If Infinity’s approved drugs fail to achieve market acceptance, Infinity would not be able to generate significant revenue.

THE SPECIAL MEETING OF DISCOVERY PARTNERS STOCKHOLDERS

Date, Time and Place

The special meeting of Discovery Partners stockholders will be held on September 12, 2006, at the offices of Cooley Godward LLP, 4401 Eastgate Mall, San Diego, California 92121 commencing at 1:00 p.m. local time. Discovery Partners is sending this joint proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by the Discovery Partners board of directors for use at the Discovery Partners special meeting and any adjournments or postponements of the special meeting. This joint proxy statement/prospectus is first being furnished to stockholders of Discovery Partners on or about [            ], 2006.

Purposes of the Discovery Partners Special Meeting

The purposes of the Discovery Partners special meeting are:

1.	To consider and vote upon a proposal to approve the issuance of Discovery Partners common stock pursuant to the Agreement and Plan of Merger and Reorganization, dated as of April 11, 2006, by and among Discovery Partners, Darwin Corp., a wholly owned subsidiary of Discovery Partners, and Infinity Pharmaceuticals, Inc., a Delaware corporation, as described in this joint proxy statement/prospectus.

2.	To approve an amendment to Discovery Partners’ certificate of incorporation effecting the reverse stock split, as described in this joint proxy statement/prospectus.

3.	To approve an amendment to Discovery Partners’ certificate of incorporation to change the name of “Discovery Partners International, Inc.” to “Infinity Pharmaceuticals, Inc.”

4.	To approve an amendment, effective as of immediately following the effective time of the closing of the merger, to Discovery Partners’ bylaws to increase the maximum number of directors that may constitute the entire board of directors of Discovery Partners from 10 directors to 12 directors, as described in this joint proxy statement/prospectus.

5.	To approve an amendment to the Discovery Partners 2000 Stock Incentive Plan increasing the number of shares authorized for issuance thereunder, effective as of immediately following the effective time of the closing of the merger, and amending the provisions thereof regarding the number of shares by which the share reserve automatically increases each year, the maximum number of shares one person may receive per calendar year under the plan and the purchase price, if any, to be paid by a recipient for common stock under the plan, as described in this joint proxy statement/prospectus.

6.	To consider and vote upon an adjournment of the Discovery Partners special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Discovery Partners Proposal Nos. 1 and 2.

7.	To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

Recommendation of Discovery Partners’ Board of Directors

THE DISCOVERY PARTNERS BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE ISSUANCE OF SHARES OF DISCOVERY PARTNERS COMMON STOCK PURSUANT TO THE MERGER IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, DISCOVERY PARTNERS AND ITS STOCKHOLDERS AND HAS APPROVED SUCH ITEMS. THE DISCOVERY PARTNERS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT DISCOVERY PARTNERS STOCKHOLDERS VOTE “FOR” DISCOVERY PARTNERS PROPOSAL NO. 1 TO APPROVE THE ISSUANCE OF SHARES OF DISCOVERY PARTNERS COMMON STOCK PURSUANT TO THE MERGER.

UNANIMOUSLY RECOMMENDS THAT DISCOVERY PARTNERS STOCKHOLDERS VOTE “FOR” DISCOVERY PARTNERS PROPOSAL NO. 6 TO ADJOURN THE DISCOVERY PARTNERS SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF DISCOVERY PARTNERS PROPOSAL NOS. 1 AND 2.

Record Date and Voting Power

Only holders of record of Discovery Partners common stock at the close of business on the record date, August 1, 2006, are entitled to notice of, and to vote at, the Discovery Partners special meeting. There were approximately [            ] holders of record of Discovery Partners common stock at the close of business on the record date. Because many of such shares are held by brokers and other institutions on behalf of stockholders, Discovery Partners is unable to estimate the total number of stockholders represented by these record holders. At the close of business on the record date, [            ] shares of Discovery Partners common stock were issued and outstanding. Each share of Discovery Partners common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See “Principal Stockholders of Discovery Partners” on page 215 of this joint proxy statement/prospectus for information regarding persons known to the management of Discovery Partners to be the beneficial owners of more than 5% of the outstanding shares of Discovery Partners common stock.

Voting and Revocation of Proxies

The proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the board of directors of Discovery Partners for use at the Discovery Partners special meeting.

If you are a stockholder of record of Discovery Partners as of the applicable record date referred to above, you may vote in person at the Discovery Partners special meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the Discovery Partners special meeting, Discovery Partners urges you to vote by proxy to ensure your vote is counted. You may still attend the Discovery Partners special meeting and vote in person if you have already voted by proxy.

•	To vote in person, come to the Discovery Partners special meeting and Discovery Partners will give you a ballot when you arrive.

•	To vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided. If you return your signed proxy card to Discovery Partners before the Discovery Partners special meeting, Discovery Partners will vote your shares as you direct.

•	To vote over the telephone, dial the toll-free number on your proxy card or voting instruction form using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m., Eastern Time on September 11, 2006 to be counted.

•	To vote on the Internet, go to the website on the proxy card or voting instruction form to complete an electronic proxy card. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m., Eastern Time on September 11, 2006 to be counted.

All properly executed proxies that are not revoked will be voted at the Discovery Partners special meeting and at any adjournments or postponements of the Discovery Partners special meeting in accordance with the instructions contained in the proxy. If a holder of Discovery Partners common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” Discovery Partners Proposal No. 1 to approve the issuance of shares of Discovery Partners common stock pursuant to the merger; “FOR” Discovery Partners Proposal No. 2 to approve an amendment to Discovery Partners’ certificate of incorporation effecting the reverse stock split described in this joint proxy statement/prospectus; “FOR” Discovery Partners Proposal No. 3 to approve an amendment to Discovery Partners’ certificate of incorporation to change the name of “Discovery Partners International, Inc.” to “Infinity Pharmaceuticals, Inc.”; “FOR”

THE SPECIAL MEETING OF INFINITY STOCKHOLDERS

General

Infinity is furnishing this joint proxy statement/prospectus to holders of Infinity common stock and Infinity preferred stock in connection with the solicitation of proxies by the Infinity board of directors for use at the Infinity special meeting to be held on September 12, 2006 and at any adjournment or postponement thereof. This joint proxy statement/prospectus is first being furnished to stockholders of Infinity on or about [            ], 2006.

Date, Time and Place

The special meeting of Infinity stockholders will be held on September 12, 2006 at 1:00 p.m., local time, at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109.

Purposes of the Infinity Special Meeting

The purposes of the Infinity special meeting are:

1. To consider and vote upon Infinity Proposal No. 1 to adopt the merger agreement.

2. To consider and vote on Infinity Proposal No. 2 to adjourn the Infinity special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the adoption of the merger agreement.

3. To transact such other business as may properly come before the Infinity special meeting or any adjournment or postponement of the Infinity special meeting.

Recommendations of Infinity’s Board of Directors

THE INFINITY BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE MERGER IS ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, INFINITY AND ITS STOCKHOLDERS AND HAS APPROVED THE MERGER AND THE MERGER AGREEMENT. THE INFINITY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT INFINITY STOCKHOLDERS VOTE “FOR” INFINITY PROPOSAL NO. 1 TO ADOPT THE MERGER AGREEMENT.

THE INFINITY BOARD OF DIRECTORS HAS CONCLUDED THAT THE PROPOSAL TO ADJOURN THE INFINITY SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF THE ADOPTION OF THE MERGER AGREEMENT IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, INFINITY AND ITS STOCKHOLDERS AND HAS APPROVED AND ADOPTED THE PROPOSAL. ACCORDINGLY, THE INFINITY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT INFINITY STOCKHOLDERS VOTE “FOR” INFINITY PROPOSAL NO. 2 TO ADJOURN THE INFINITY SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF THE ADOPTION OF THE MERGER AGREEMENT.

Record Date; Shares of Common Stock and Preferred Stock Outstanding and Entitled to Vote

Infinity has fixed the close of business on July 28, 2006 as the record date for determination of the holders of Infinity common stock and Infinity preferred stock entitled to notice of and to attend and vote at the Infinity special meeting or at any adjournment or postponement thereof. As of the close of business on July 28, 2006, there were 12,509,444 shares of Infinity common stock and 39,719,447 shares of Infinity preferred stock, consisting of 8,134,999 shares of Series A preferred stock, 19,473,336 shares of Series B preferred stock, 11,111,112 shares of Series C preferred stock and 1,000,000 shares of Series D preferred stock, outstanding and entitled to vote. Each share of Infinity common stock and each share of Infinity preferred stock entitles its holder to one vote at the Infinity special meeting on all matters properly presented at the Infinity special meeting.

Between January 9, 2006 and January 11, 2006, representatives from the Discovery Partners board of directors and management and Molecular Securities met separately with the chief executive officers and other members of management and the boards of directors of five potential strategic transaction partners, including Infinity, in San Francisco, California. These five potential strategic transaction partners were all private venture-backed biotechnology companies based in the U.S. and in Europe, each focused on small molecule therapeutics for oncology, inflammation or infectious diseases with varied scientific quality, and each had lead compounds in or approaching Phase I or early Phase II clinical trials, and financing histories and cash burn rates that indicated these companies would require financing prior to achieving key development milestones for their lead compounds.

On January 11, 2006, representatives from the Discovery Partners board of directors and management and representatives from Molecular Securities met with representatives of Infinity’s management and board of directors in San Francisco, California. At this meeting, Discovery Partners and Infinity each presented summary non-confidential information regarding each company’s business and research and development activities. Each party also discussed its level of interest in pursuing a potential business combination. At the conclusion of such discussions, the parties decided to continue to explore a potential business combination.

On January 19, 2006, representatives from the Discovery Partners board of directors and management and a representative from Molecular Securities met with representatives of Infinity at Infinity’s headquarters in Cambridge, Massachusetts. At this meeting, a mutual confidentiality agreement was executed between the two parties and detailed presentations regarding Discovery Partners’ business and Infinity’s research and development activities were presented and discussed.

Infinity’s board of directors met on January 26, 2006 to discuss Infinity’s financing needs and the relative advantages and disadvantages of its various financing alternatives, including private and public offerings, collaborations with major pharmaceutical companies, project financing and a reverse merger with Discovery Partners. During this meeting, Infinity’s board of directors concluded that it was unclear which, if any, of the various financing alternatives that it was considering would be available to Infinity when needed and, if available, whether the terms of any such financing would be favorable to Infinity and its stockholders. After a full discussion, Infinity management recommended the continued consideration of all financing alternatives, including a strategic transaction with Discovery Partners, and the Infinity board of directors agreed with management’s recommendation and concluded that such course of action was in the best interests of Infinity’s stockholders.

Over the course of the following week, management and representatives of Infinity and Discovery Partners continued their discussions regarding each company’s strategic interests.

From January 29, 2006 to February 2, 2006, representatives from the Discovery Partners board of directors and management and/or Molecular Securities attended and participated in detailed presentations of the research and development activities of the four other potential strategic transaction partners.

On February 2, 2006, Molecular Securities, on behalf of Discovery Partners, sent a letter to each of the five potential strategic transaction partners, including Infinity, inviting each of them to submit a non-binding written indication of interest regarding a business combination with Discovery Partners by February 13, 2006.

Between February 3, 2006 and February 13, 2006, Infinity engaged in multiple internal discussions, as well as discussions with Wilmer Cutler Pickering Hale and Dorr LLP, or WilmerHale, its outside legal counsel, certain informal discussions with biotechnology industry contacts, such as investment bankers experienced in initial public offerings, mergers and acquisitions and other financings involving biotechnology companies and financial officers of other biotechnology companies, and representatives of Discovery Partners’ board of directors and management with respect to the form and structure of the merger proposal to be made by Infinity to

Discovery Partners. In addition, the Infinity board of directors considered certain potentially adverse effects of the proposed strategic transaction with Discovery Partners. In particular, the Infinity board of directors considered the risk that Infinity’s decision to pursue the merger with Discovery Partners could be viewed as an acknowledgment that Infinity was not able to access public markets through an initial public offering and the potential negative impact such a perception could have on Infinity’s reputation in the capital markets going forward. After considering these potentially adverse effects, the Infinity board determined that the quality of Infinity’s product candidates, personnel and strategy, as well as the planned sale or disposition of Discovery Partners’ operating assets, would be a significant differentiating factor in overcoming any negative impressions relating to a decision by Infinity to pursue the merger with Discovery Partners. Infinity also communicated with a representative of Molecular Securities regarding the submission of its non-binding indication of interest letter.

On February 13, 2006, five potential strategic transaction partners, including Infinity, submitted non-binding indication of interest letters to Discovery Partners care of Molecular Securities setting forth the form and structure of their specific merger proposals for Discovery Partners.

In connection with the submission of a non-binding indication of interest letter by Infinity, Infinity and Discovery Partners agreed upon a set of exchange ratios based on targeted net cash balances of Discovery Partners at the closing of the merger, which exchange ratios and targeted net cash balances appear on pages 96 and 97 of this joint proxy statement/prospectus. As a result, Infinity’s pre-money valuation is a function of the number of shares to be issued to Infinity’s securityholders in connection with the merger, which number of shares is based on the net cash balance of Discovery Partners at the closing of the merger and the corresponding exchange ratios, multiplied by the price per share of Discovery Partners common stock at the time of execution of the merger agreement. For example, assuming Discovery Partners’ net cash at closing is greater than or equal to $70 million and less than or equal to $75 million, and using the closing price per share of Discovery Partners common stock on the date the merger agreement was executed ($2.41) and the approximate number of shares to be issued to Infinity’s securityholders in connection with the merger (61 million shares), Infinity’s pre-money valuation would have equaled approximately $147.1 million. These material terms did not change significantly during the course of negotiations between Infinity and Discovery Partners.

On February 16, 2006, the Discovery Partners board of directors discussed the five non-binding indication of interest letters with management and representatives from Molecular Securities and Cooley Godward LLP, outside legal counsel to Discovery Partners. The discussion included a description for the Discovery Partners board of directors of the information obtained by Discovery Partners from each of the five potential strategic transaction partners, including information as to their clinical compounds and timelines to results, preclinical pipeline, drug discovery and development platform, anticipated collaborative and other strategic transactions (apart from any transaction with Discovery Partners), financial condition and financing alternatives, management, management and investor expectations concerning a liquidity event, relative valuation expectations and basis therefor, desire for specific Discovery Partners assets, and anticipated near- and longer-term material business developments, the relative advantages and disadvantages in engaging in a strategic transaction with each of the potential strategic transaction partners, as well as a summary of the terms of each of the non-binding indications of interest letters. Following this discussion, the Discovery Partners board of directors directed Discovery Partners’ management to conduct additional due diligence with the assistance of L.E.K. Consulting and Easton Associates, LLC, a scientific and business consulting group engaged by Discovery Partners to conduct an independent assessment of the scientific merits of the remaining potential strategic transaction partners, and, with the assistance of Molecular Securities, to begin discussions regarding a potential strategic transaction with three potential strategic transaction partners, including Infinity. The Discovery Partners board of directors determined to eliminate two of the five potential strategic transaction partners because of, among other things, the stage of development of their clinical compounds and overall development and communication timelines and the significant risks associated with achieving key development milestones for their primary compounds relative to those of the other potential strategic transaction partners.

By February 21, 2006, Molecular Securities informed the five potential strategic transaction partners of the determination of the Discovery Partners board of directors at its meeting on February 16, 2006. One of the three

On March 23, 2006 and March 24, 2006, members of Infinity’s management team met with Dr. Regenass and Dr. Hansske and other members of their respective senior staffs to conduct scientific diligence on Discovery Partners’ European operations.

On March 24, 2006, representatives of L.E.K. Consulting met by telephone with Mr. Holtzman to discuss additional commercial due diligence matters related to Infinity.

On March 30, 2006, the Discovery Partners board of directors met to discuss the status and findings of Discovery Partners and its advisors regarding their ongoing due diligence investigation of Infinity and the other potential strategic transaction partner. At this meeting, Molecular Securities discussed a proposed timeline for closing a reverse merger transaction and valuation matters related to Infinity and the other potential strategic transaction partner. Assuming Discovery Partners’ net cash at closing is greater than or equal to $70 million and less than or equal to $75 million, and using the closing price per share of Discovery Partners common stock on the date the merger agreement was executed ($2.41) and the approximate number of shares to be issued to Infinity’s securityholders in connection with the merger (61 million shares), Infinity’s pre-money valuation in connection with the merger equaled $147.1 million. This amount compares to a pre-money valuation of approximately $140 million to $180 million proposed by the other potential strategic transaction partner. The proposed consideration offered by the other potential strategic transaction partner was never finally agreed by Discovery Partners and the other potential strategic transaction partner and at all times during negotiations with such potential partner was discussed within a possible range of values. Also at this meeting, Cooley Godward and Discovery Partners management reviewed the terms of the proposed merger agreement received from each of Infinity and the other potential strategic transaction partner. Cooley Godward also provided a review of due diligence it conducted with respect to the intellectual property of Infinity and the other potential strategic partner and a review of Discovery Partners’ board of directors’ fiduciary duties in connection with the proposed strategic transaction. Ernst & Young provided the results of its financial due diligence on Infinity and the other potential strategic transaction partner. Easton Associates made a presentation regarding the results of its scientific due diligence on Infinity and the other potential strategic transaction partner focusing on, among other things, the stage of development of their respective clinical compounds, timelines to results associated with these lead compounds, and significant risks associated with milestone achievements for these compounds. L.E.K. Consulting also made a presentation to the Discovery Partners board of directors regarding the results of its due diligence on Infinity and the other potential strategic transaction partner and their respective clinical products, including obstacles associated with achieving key milestones for their lead compounds, the breadth and depth of their compound pipelines, possible applications for each potential partner’s existing and proposed therapies, and competition faced by each potential partner. Discovery Partners’ management also provided an overview of the strategic process leading up to this meeting and the status of Discovery Partners and its management’s and advisors’ discussions with each of Infinity and the other potential strategic transaction partner. At the conclusion of this meeting, the Discovery Partners board of directors directed Discovery Partners’ management, Molecular Securities and Cooley Godward to begin merger agreement negotiations with Infinity and the other potential strategic transaction partner, and identified Infinity as the preferred merger partner based on, among other things, the potential for development and commercialization of its compound pipeline relative to that of the other potential strategic transaction partner better supported Infinity’s proposed valuation in the potential transaction, the clinical stage of Infinity’s lead compound and the opportunities for entry of Infinity’s preclinical compounds into clinical trials in the near term, Infinity’s more attractive timelines to results and newsflow associated with these lead compounds relative to those of the other potential strategic transaction partner and the superior potential for multiple applications for Infinity’s compounds versus that of the other potential strategic transaction partner.

From March 30, 2006 through April 11, 2006, the parties, together with their respective outside legal counsel, engaged in negotiations regarding the merger agreement and related documentation, including the applicable exchange ratios, closing conditions, including with respect to Discovery Partners’ net cash at closing, termination rights and fees, pre-closing covenants applicable to the parties, representations and warranties and

Reasons for the Merger

Mutual Reasons for the Merger

Infinity and Discovery Partners believe that the combined company resulting from the merger represents a biopharmaceutical company with the following potential advantages:

•	Pipeline. The product candidate pipeline for the combined company is composed of product candidates in various stages of development, including one product candidate in two Phase I clinical trials, one program in preclinical studies for which Infinity is seeking to initiate clinical trials in 2007 and a research program partnered with a major pharmaceutical company.

•	Markets. The markets to be addressed by the clinical stage and preclinical product candidates of the combined company represent sizable and underserved or unmet medical needs. The product candidates may provide significant medical benefits for patients and returns for investors.

•	Financial Resources. The financial resources of the combined company are expected to allow it to focus on execution with respect to its product candidate portfolio.

•	Management Team. It is expected that the combined company will be led by experienced senior management from Infinity and a board of directors with representation from each of Infinity and Discovery Partners.

Discovery Partners’ Reasons for the Merger

In reaching its determination to approve the merger, Discovery Partners’ board of directors identified and considered a number of the potential benefits of the merger, including the following:

•	the belief that Discovery Partners’ ownership in Infinity’s product candidate pipeline would provide Discovery Partners’ stockholders a product-based investment opportunity of market-recognized value, including the potential to participate in several value-inflection milestones related to Infinity’s product candidates. In the near term, these milestones may include the release of proof-of-concept clinical data for IPI-504 in two relevant cancer patient populations and the entry of IPI-504 into one or more Phase II clinical trials, and the introduction of a Hedgehog pathway inhibitor product candidate into clinical trials in 2007;

•	the receipt of an opinion from Molecular Securities Inc. that, as of April 11, 2006 and based on and subject to the factors, assumptions and limitations set forth therein, the merger consideration to be paid by Discovery Partners in the merger was fair to Discovery Partners from a financial point of view. The full text of Molecular Securities’ written opinion, dated April 11, 2006, is attached to this joint proxy statement/prospectus as Annex B. You are encouraged to read this opinion carefully and in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Molecular Securities. Molecular Securities’ opinion is addressed to the Discovery Partners board of directors and does not constitute any recommendation to any stockholder as to how any stockholder should vote at the Discovery Partners special meeting;

•	the fact that Discovery Partners’ available cash, together with Infinity’s other cash resources, are anticipated to be sufficient to meet Infinity’s projected operating requirements through at least 2007 and to enable Infinity to reach its projected near-term milestones;

•	the possibility that the combined entity would be able to take advantage of the potential benefits resulting from the combination of Discovery Partners’ more established public company infrastructure and the continued development of Infinity’s product candidates, including IPI-504 and its Hedgehog pathway inhibitors under development;

•	Possible Loss of Key Management. The possible earlier than anticipated loss of key management or other personnel of Discovery Partners as a result of the management and other changes that will be implemented in integrating the businesses;

•	Potential Management Diversion. The risk of diverting management’s attention from other strategic priorities to implement the merger; and

•	Other Risks. Various other applicable risks associated with the combined company and the merger, including those described in the section of this joint proxy statement/prospectus entitled “Risk Factors.”

The foregoing information and factors considered by Discovery Partners’ board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by Discovery Partners’ board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, Discovery Partners’ board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of Discovery Partners’ board of directors may have given different weight to different factors. Discovery Partners’ board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Discovery Partners’ management and Discovery Partners’ legal and financial advisors and outside consultants, and considered the factors overall to be favorable to, and to support, its determination.

Infinity’s Reasons for the Merger

Infinity’s board of directors approved the merger based on a number of factors, including the following:

•	the fact that Discovery Partners’ available cash, together with Infinity’s other cash resources, are anticipated to meet Infinity’s projected operating requirements through 2007 and to enable Infinity to reach its projected near-term product development milestones, and that, with Discovery Partners’ cash, Infinity would have greater flexibility with respect to its options for raising additional funds, whether through private or public equity offerings, partnerships with pharmaceutical companies, project financing, debt financing or other arrangements;

•	the relative certainty of amount (and attendant dilution to existing Infinity securityholders) and the timing of access to capital through the merger with Discovery Partners compared to other financing options considered, particularly an initial public offering and, with respect to an initial public offering, the following views of Infinity’s board of directors regarding the advantages that the merger presented over an initial public offering:

•	that the amount of cash available to fund Infinity’s future operations as a result of the merger, and the attendant dilution to Infinity’s stockholders, would be determinable within a quantifiable range at the time the merger agreement was signed, whereas the amount of cash raised, and attendant dilution to Infinity’s stockholders, in an initial public offering would not be known until the closing of the offering, the timing and outcome of which would be more uncertain and more unlikely;

•	that the barriers to Infinity’s ability to consummate the merger with Discovery Partners, such as obtaining stockholder approval, are more quantifiable and less burdensome than the barriers to successfully completing an initial public offering, including the inability of life science companies to effect public offerings due to adverse trends in the capital markets such as existed at the time that Infinity signed the merger agreement with Discovery Partners; and

•	that the period of time required to negotiate a definitive merger agreement with Discovery Partners would be significantly shorter than the time required to organize, effect a registration statement for, and consummate an initial public offering.

•	the combination of Discovery Partners’ status as an existing public company with Infinity’s product candidate pipeline;

•	the range of options available to the combined company to access private and public equity markets should additional capital be needed in the future will likely be greater as a public company;

•	its understanding of Infinity’s business, operations, financial condition and prospects, including Infinity’s need for financing to continue development of its product candidates, and of Discovery Partners’ cash on hand; and

•	the belief that the terms of the merger agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, such as the condition that Discovery Partners have a specified amount of net cash at closing, as calculated pursuant to the merger agreement, are reasonable under the circumstances.

In addition to considering the strategic factors outlined above, the Infinity board considered the following factors in reaching its conclusion to approve the merger, all of which it viewed as generally supporting its decision to approve the business combination with Discovery Partners:

•	Discovery Partners’ attractiveness as a merger partner, including its:

•	substantial capital, particularly in light of Infinity’s cash needs and current cash resources; and

•	status as a public company, which the Infinity board believed would facilitate potential access to public capital as well as stock liquidity;

•	the opportunity for Infinity stockholders to participate in the long-term value of Infinity’s product candidate development programs through the ownership of common stock in a public company;

•	the aggregate value to be received by Infinity securityholders in the merger;

•	the terms and conditions of the merger agreement, including the following related factors:

•	the determination that the relative percentage ownership of Discovery Partners securityholders and Infinity securityholders is consistent with market practice for a merger of this type and captures the respective ownership interests of Discovery Partners and Infinity securityholders in the combined company based on Infinity’s perceived valuations of each company at the time of the Infinity board’s approval of the merger agreement;

•	the expectation that the merger will be treated as a reorganization for United States federal income tax purposes, with the result that in the merger Infinity stockholders will generally not recognize taxable gain or loss for United States federal income tax purposes;

•	the limited number and nature of the conditions to Discovery Partners’ obligation to consummate the merger;

•	Infinity’s rights under the merger agreement to consider certain unsolicited acquisition proposals under certain circumstances should Infinity receive a superior proposal; and

•	the conclusion of Infinity’s board of directors that the $6 million termination fee, and the circumstances when such fee may be payable, were reasonable;

•	the fact that shares of Discovery Partners common stock issued to Infinity stockholders will be registered on Form S-4 and will be freely tradable for Infinity stockholders who are not affiliates of Infinity and who are not parties to lock-up agreements;

•	the likelihood that the merger will be consummated on a timely basis, including the likelihood that the merger will receive all necessary regulatory approvals; and

•	the major risks and uncertainties of financing alternatives to the merger.

In the course of its deliberations, Infinity’s board of directors also considered a variety of risks and other countervailing factors related to entering into the merger agreement, including the following:

•	Reputation. The risk that Infinity’s decision to pursue the Discovery Partners transaction could be viewed as an acknowledgment that Infinity was not able to access public markets through an initial public offering and the potential negative impact on Infinity’s reputation in the capital markets going forward;

•	Termination Fee. The $6 million termination fee payable to Discovery Partners upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirors from proposing an alternative transaction that may be more advantageous to Infinity stockholders;

•	Diversion of Resources. The risk of diverting management’s attention from other strategic priorities to implement the merger, complete the sale or other disposition of Discovery Partners’ operating assets and combine the companies and their operations and infrastructure following the merger;

•	Completion Risk. The risk that the merger might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the merger on Infinity’s reputation and ability to obtain financing in the future in the event the merger is not completed;

•	Risks of Combination. The challenges and costs of combining certain limited administrative operations and the substantial expenses to be incurred in connection with the merger, including the risks that delays or difficulties in completing the limited administrative integration and such other expenses, as well as the additional public company expenses and obligations that Infinity will be subject to in the merger that it has not previously been subject to, could adversely affect the combined company’s operating results and preclude the achievement of some benefits anticipated from the merger; and

•	Other Risks. Various other applicable risks associated with the combined company and the merger, including those described in the section of this joint proxy statement/prospectus entitled “Risk Factors.”

The foregoing information and factors considered by Infinity’s board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by Infinity’s board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Infinity board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Infinity board of directors may have given different weight to different factors. The Infinity board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Infinity’s management and Infinity’s legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

Opinion of Discovery Partners’ Financial Advisor

Discovery Partners retained Molecular Securities to provide it with financial advisory services in connection with the merger and, if requested by Discovery Partners’ board of directors, to render a fairness opinion. Molecular Securities was selected by Discovery Partners based on Molecular Securities’ qualifications, expertise, reputation and its knowledge of the business and affairs of Discovery Partners. At the meeting of Discovery Partners’ board of directors on April 11, 2006, Molecular Securities rendered its oral opinion, subsequently delivered in writing on April 11, 2006, that as of April 11, 2006, and based upon and subject to the assumptions and considerations set forth in its opinion, the merger consideration to be paid by Discovery Partners pursuant to the merger agreement was fair from a financial point of view to Discovery Partners.

The full text of Molecular Securities’ opinion, dated April 11, 2006, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Molecular Securities, is attached as Annex B to this joint proxy statement/prospectus. Molecular Securities has consented to the inclusion of the opinion in this joint proxy statement/prospectus. We urge you to read Molecular Securities’ opinion carefully and in its entirety. Molecular Securities delivered its opinion to the Discovery Partners board of directors in connection with such board’s review of the proposed transaction, which opinion addresses only the fairness from a financial point of view of the merger consideration to be paid by Discovery Partners pursuant to the merger agreement as of April 11, 2006, and does not address any other aspect of the merger or constitute any recommendation to any Discovery Partners stockholder as to how to vote at the Discovery Partners special meeting. Further, Molecular Securities did not undertake to update, reaffirm or revise its opinion, and does not have any obligation to update, revise or reaffirm its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Molecular Securities, among other things:

•	reviewed certain publicly available financial statements and other information of Discovery Partners;

•	reviewed certain internal financial statements, financial forecasts and other information concerning Infinity and Discovery Partners, prepared by the managements of Infinity and Discovery Partners, respectively, and concerning the pro forma combined company (including expected benefits of the merger, together with the associated expected costs), prepared by the managements of both Infinity and Discovery Partners;

•	discussed the past, current and forecasted financial position and results of operations and cash flows of Infinity and Discovery Partners, with senior executives of Infinity and Discovery Partners, respectively, and the current and forecasted financial position and results of operations and cash flows (including expected benefits of the merger, together with the associated expected costs) of the pro forma combined company, with senior executives of both Infinity and Discovery Partners;

•	reviewed the reported prices and trading activity for Discovery Partners’ common stock, and the pricing of privately negotiated sales of Infinity Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, which we refer to collectively as Infinity Stock, issued to certain financial and strategic investors, as provided by the management of Infinity;

•	compared the financial performance of Infinity and Discovery Partners and the prices and trading activity of Discovery Partners’ common stock and the prices of the Infinity Stock with that of certain other comparable publicly-traded companies and their securities, including the initial public offerings of common stock of certain other comparable companies;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in discussions and negotiations among representatives of Infinity and Discovery Partners and their legal advisors;

•	participated in discussions with Discovery Partners, and certain members of its board of directors, management, consultants, accountants and legal advisors in connection with their evaluation of the science, technology, products in development and other assets of Infinity, and reviewed certain reports prepared by L.E.K. Consulting LLC, Easton Associates, LLC, Ernst & Young LLP and Cooley Godward LLP, and presented by such consultants and legal advisors to the Discovery Partners’ board of directors in connection with the merger, including their evaluation of Infinity’s lead product candidate IPI-504, Infinity’s second product candidate IPI-609, and certain Bcl-2 inhibitors which are the subject of a collaboration agreement involving Infinity and Novartis;

•	reviewed certain analyses prepared by management of Discovery Partners, and participated in discussions with management of Discovery Partners, regarding a potential liquidation of Discovery Partners;

•	reviewed the merger agreement and certain related documents; and

Exchange Ratio Analysis

Molecular Securities reviewed ranges of exchange ratios (expressed in terms of Discovery Partners’ common stock ownership interest) derived from the implied equity value of Discovery Partners and Infinity stock, respectively, based upon the analyses above. The implied equity value of Discovery Partners was based on the range of stock market equity values for Discovery Partners since the public announcement that the contract with Pfizer would not be renewed on November 29, 2005 and liquidation values estimated by Discovery Partners’ management and described in the Discovery Partners section above, as well as the net cash amounts of $70–75 million which bound the exchange ratio collar in the merger agreement. The implied value of Infinity was based on the private financing, IPO and trading analyses, described in the Infinity section above. Molecular Securities observed the following:

	Illustrative Pro Forma Ownership Percentage of Infinity Stockholders in DPI
	Low				Median				High
	DPI Value (in millions)	Infinity Value			DPI Value	Infinity Value			DPI Value	Infinity Value
		Financing	IPO	Trading		Financing	IPO	Trading		Financing	IPO	Trading
		$77	$59	$48		$200	$106	$203		$280	$278	$582
Merger Collar	$70	52%	46%	41%	$73	73%	59%	74%	$75	79%	79%	89%
Market Value	$63	55%	48%	43%	$69	74%	61%	75%	$74	79%	79%	89%
Liquidation	$59	57%	50%	45%	$69	74%	61%	75%	$78	78%	78%	88%

Molecular Securities noted that the pro forma ownership percentage of Infinity stockholders in Discovery Partners of 69% was within the range of ownership interests implied by the exchange ratios observed.

Other

In connection with the review of the transaction by Discovery Partners’ board of directors, Molecular Securities performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Molecular Securities considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Molecular Securities believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Molecular Securities may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Molecular Securities’ view of the actual value of Discovery Partners or Infinity. In performing its analyses, Molecular Securities also made assumptions with respect to financial, economic, market and other conditions to the effect that there would be no material adverse change in the financial condition or prospects of Discovery Partners or Infinity, or in the cost of capital, expected returns, valuation benchmarks or investor sentiment generally in relation to companies such as Discovery Partners or Infinity. Any estimates contained in Molecular Securities’ analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Molecular Securities conducted the analyses described above solely as part of its analysis of the fairness of the merger consideration pursuant to the merger agreement from a financial point of view to Discovery Partners and in connection with the delivery of its opinion dated April 11, 2006 to Discovery Partners’ board of directors. These analyses do not purport to be appraisals or to reflect the prices at which shares of common stock of Discovery Partners, Infinity or the pro forma combined company might actually trade.

The merger consideration to be paid by Discovery Partners pursuant to the merger agreement was determined through arm’s length negotiations between Discovery Partners and Infinity and was approved by

Name	Number of Shares of Restricted Stock
Daniel Harvey	22,000
Craig Kussman	58,750
Douglas Livingston	25,000
Richard Neale	46,250
Michael Venuti	200,000

A total of 29 key employees received a retention and severance plan, including the following key executive officers: Daniel Harvey, Craig Kussman, Douglas Livingston, Richard Neale and Michael Venuti. Discovery Partners anticipates that it will pay a total of approximately $750,000 to key employees, including certain key executive officers, in connection with the closing of the merger pursuant to the retention and severance plans described above. The cash costs of these payments will be deducted from Discovery Partners’ net cash, as calculated pursuant to the merger agreement, at the closing of the merger.

Discovery Partners 2000 Stock Incentive Plan

The terms of Discovery Partners’ 2000 Stock Incentive Plan provide that upon the occurrence of certain corporate transactions, which would include a transaction such as the merger, the vesting of each outstanding option held by Discovery Partners’ non-employee directors under the provisions of that plan relating to option grants to non-employee directors would accelerate so that each such option would become fully exercisable immediately prior to the effective date of the corporate transaction. The table below sets forth the number of options held by each non-employee director of Discovery Partners that will accelerate upon the effective date of the merger, which options have exercise prices ranging from $2.50 to $5.93 per share. Messrs. Hixson and Rosenman, who will be continuing as directors of Discovery Partners following the closing of the merger, will have until one year following the termination of their board service with the combined company to exercise these options. Messrs. Lewis and Dollery, who will resign as of the effective time of the merger, will have until three years following the termination of their board service with Discovery Partners to exercise these options.

Name	Number of Options
Alan Lewis	10,000
Colin Dollery	10,000
Harry Hixson, Jr.	35,000
Herm Rosenman	27,500

In addition to the above, Messrs. Lewis and Dollery have been granted the full amount of fees they would be entitled to receive for service on Discovery Partners’ board of directors had they served on the board through the end of the third quarter of 2006.

Indemnification of Officers and Directors

The merger agreement provides that, for a period of six years following the effective time of the merger, the combined company will, to the fullest extent permitted by Delaware law, indemnify and hold harmless all present and former directors and officers of Discovery Partners against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was a director or officer of Discovery Partners. In addition, for a period of six years following the effective time of the merger, the certificate of incorporation and bylaws of the combined company will contain provisions no less favorable with respect to indemnification of present and former directors and officers of Discovery Partners than are presently set forth in the certificate of incorporation and bylaws of Discovery Partners.

Infinity Series D preferred stock will entitle the holder to receive 1.14607 shares of Discovery Partners common stock. Infinity encourages its stockholders to obtain current market quotations of Discovery Partners common stock.

The merger agreement provides that the exchange ratios for Infinity’s capital stock are subject to upward and downward adjustment based on Discovery Partners’ net cash balance, as calculated pursuant to the merger agreement, at the closing of the merger. Discovery Partners’ net cash balance at the closing of the merger will generally be equal to the amount of cash, cash equivalents, short-term investments, net accounts receivable and restricted cash as of the date of the closing and determined in a manner substantially consistent with the manner in which each such item was determined for Discovery Partners’ then most recent consolidated balance sheets filed with the SEC, plus the contingent receivable due to Discovery Partners under Discovery Partners’ agreement with the NIH, minus Discovery Partners’ accounts payable and accrued expenses, contractual obligations, restructuring accruals, change of control payments, severance payments and certain other similar payments arising as a result of the merger, unpaid taxes and payments to its advisors in connection with the merger. The items listed above that will constitute Discovery Partners’ net cash balance at the closing of the merger are subject to many factors, many of which are outside of Discovery Partners’ control. If Discovery Partners’ net cash at closing is below $60 million, based on the manner of calculating net cash pursuant to the merger agreement, Discovery Partners would be unable to satisfy a closing condition for the merger, and Infinity could elect to terminate the merger agreement or Infinity could elect to proceed with the merger at the exchange ratios outlined in the table below for Discovery Partners’ net cash at closing below $60 million.

If the net cash balance of Discovery Partners at the closing of the merger is not greater than or equal to $70 million and less than or equal to $75 million, then the exchange ratio for each class, series and tranche of Infinity capital stock will be as set forth in the following table, depending on the net cash balance of Discovery Partners at the closing of the merger.

Discovery Partners’ Net Cash At Closing As Calculated Pursuant to the Merger Agreement (in millions) (1)	Series A Preferred Stock Holders	Group 1 Series B Preferred Stock Holders (2)	Group 2 Series B Preferred Stock Holders (3)	Series C Preferred Stock Holders	Series D Preferred Stock Holders	Common Stock Holders
40	1.53172	1.94794	2.19131	2.03228	2.07724	1.72401
41	1.49436	1.90043	2.13786	1.98271	2.02658	1.68196
42	1.45878	1.85518	2.08696	1.93550	1.97833	1.64191
43	1.42485	1.81204	2.03843	1.89049	1.93232	1.60373
44	1.39247	1.77085	1.99210	1.84752	1.88840	1.56728
45	1.36153	1.73150	1.94783	1.80647	1.84644	1.53245
46	1.33193	1.69386	1.90548	1.76720	1.80630	1.49914
47	1.30359	1.65782	1.86494	1.72960	1.76787	1.46724
48	1.27643	1.62328	1.82609	1.69356	1.73104	1.43667
49	1.25038	1.59015	1.78882	1.65900	1.69571	1.40735
50	1.22537	1.55835	1.75305	1.62582	1.66179	1.37921
51	1.20135	1.52779	1.71867	1.59394	1.62921	1.35216
52	1.17824	1.49841	1.68562	1.56329	1.59788	1.32616
53	1.15601	1.47014	1.65382	1.53379	1.56773	1.30114
54	1.13461	1.44292	1.62319	1.50539	1.53870	1.27704
55	1.11398	1.41668	1.59368	1.47802	1.51072	1.25383
56	1.09408	1.39138	1.56522	1.45163	1.48375	1.23144
57	1.07489	1.36697	1.53776	1.42616	1.45771	1.20983
58	1.05636	1.34341	1.51125	1.40157	1.43258	1.18897
59	1.03845	1.32064	1.48563	1.37781	1.40830	1.16882
60	1.02115	1.29863	1.46087	1.35485	1.38483	1.14934
61	1.00441	1.27734	1.43692	1.33264	1.36213	1.13050

Discovery Partners’ Net Cash At Closing As Calculated Pursuant to the Merger Agreement (in millions) (1)	Series A Preferred Stock Holders	Group 1 Series B Preferred Stock Holders (2)	Group 2 Series B Preferred Stock Holders (3)	Series C Preferred Stock Holders	Series D Preferred Stock Holders	Common Stock Holders
62	0.98821	1.25673	1.41375	1.31115	1.34016	1.11226
63	0.97252	1.23679	1.39131	1.29033	1.31888	1.09461
64	0.95732	1.21746	1.36957	1.27017	1.29828	1.07751
65	0.94260	1.19873	1.34850	1.25063	1.27830	1.06093
66	0.92831	1.18057	1.32806	1.23168	1.25894	1.04485
67	0.91446	1.16295	1.30824	1.21330	1.24015	1.02926
68	0.90101	1.14585	1.28900	1.19546	1.22191	1.01412
69	0.88795	1.12924	1.27032	1.17813	1.20420	0.99943
76	0.80617	1.02523	1.15332	1.06962	1.09329	0.90737
77	0.79570	1.01192	1.13834	1.05573	1.07909	0.89559
78	0.78550	0.99894	1.12375	1.04219	1.06525	0.88411
79	0.77555	0.98630	1.10952	1.02900	1.05177	0.87292
80	0.76586	0.97397	1.09565	1.01614	1.03862	0.86200
81	0.75640	0.96194	1.08213	1.00359	1.02580	0.85136
82	0.74718	0.95021	1.06893	0.99135	1.01329	0.84098
83	0.73818	0.93877	1.05605	0.97941	1.00108	0.83085
84	0.72939	0.92759	1.04348	0.96775	0.98916	0.82096
85	0.72081	0.91668	1.03120	0.95637	0.97753	0.81130
86	0.71243	0.90602	1.01921	0.94524	0.96616	0.80186
87	0.70424	0.89560	1.00750	0.93438	0.95505	0.79265
88	0.69624	0.88543	0.99605	0.92376	0.94420	0.78364
89	0.68841	0.87548	0.98486	0.91338	0.93359	0.77484
90	0.68076	0.86575	0.97391	0.90323	0.92322	0.76623
91	0.67328	0.85624	0.96321	0.89331	0.91307	0.75781
92	0.66596	0.84693	0.95274	0.88360	0.90315	0.74957
93	0.65880	0.83782	0.94250	0.87410	0.89344	0.74151
94	0.65179	0.82891	0.93247	0.86480	0.88393	0.73362
95	0.64493	0.82018	0.92266	0.85570	0.87463	0.72590
96	0.63822	0.81164	0.91304	0.84678	0.86552	0.71834
97	0.63164	0.80327	0.90363	0.83805	0.85660	0.71093
98	0.62519	0.79508	0.89441	0.82950	0.84785	0.70368
99	0.61888	0.78705	0.88538	0.82112	0.83929	0.69657
100	0.61269	0.77918	0.87652	0.81291	0.83090	0.68960

(1)	For purposes of determining the applicable exchange ratios above, net cash will be calculated in accordance with the merger agreement and rounded to the nearest million.
(2)	Group 1 Series B preferred stockholders of Infinity consist of Venrock Associates, Prospect Venture Partners and their respective affiliates.
(3)	Group 2 Series B preferred stockholders of Infinity consist of all Series B preferred stockholders other than Venrock Associates, Prospect Venture Partners and their respective affiliates.

Amendment to Discovery Partners’ Certificate of Incorporation

The merger agreement provides that Discovery Partners’ stockholders must approve, as a condition to closing the merger, the amendment to Discovery Partners’ certificate of incorporation effecting a reverse stock split of Discovery Partners common stock, which requires the affirmative vote of holders of a majority of the outstanding common stock on the Discovery Partners record date for the Discovery Partners special meeting. Upon the effectiveness of the split amendment, the issued shares of Discovery Partners common stock

The shares subject to each initial 25,000-share automatic option grant will vest in a series of 4 successive annual installments upon the optionee’s completion of each year of board service over the 4-year period measured from the grant date. The shares subject to each annual 10,000-share automatic option grant will vest upon the optionee’s completion of one year of board service measured from the grant date. However, the shares will immediately vest in full upon certain changes in control or ownership or upon the optionee’s death or disability while a board member.

Pursuant to the 2000 Plan as of the closing date of the merger:

Each non-employee director who serves on the board of directors of the combined company upon the closing of the merger, and following the closing of the merger, each new director, on the date of his or her election to the board of directors, will receive a non-statutory stock option to purchase 112,500 shares of common stock, which is referred to as the initial option. Shares of common stock subject to the initial option will become exercisable as to 37,500 of the shares underlying such initial option on the first anniversary of the grant date and the remainder will be exercisable in quarterly installments of 9,375 shares beginning at the end of the first quarter thereafter, provided that the holder of the initial option continues to serve as a director. Each non-employee director serving as a director on the third anniversary of (a) the closing of the merger, in case of directors serving on the board of directors of the combined company upon the closing of the merger, or (b) his or her election to the board, in the case of directors elected after the closing of the merger, will receive a non-statutory stock option to purchase 22,500 shares of common stock, referred to as an annual option, on the date of the first annual meeting of stockholders following such third anniversary and on the date of each annual meeting of stockholders thereafter. Shares of common stock subject to the annual option will be exercisable in equal quarterly installments of 5,625 shares beginning at the end of the first quarter after the date of grant, provided that the holder of the annual option continues to serve as a director.

The non-employee director who serves as the lead outside director of the combined company will receive an additional non-statutory stock option grant to purchase 37,500 shares of common stock upon the date of commencement of service in such position and upon each anniversary thereafter. Shares of common stock subject to each such option will be exercisable in equal quarterly installments of 9,375 shares beginning at the end of the first quarter after the date of grant, provided that the holder of such option continues to serve as the lead outside director.

The non-employee director who serves as the lead research and development director and the non-employee director who serves a the chair of the audit committee will each receive an additional non-statutory stock option grant to purchase 15,000 shares of common stock upon the date of commencement of service in such position and upon each anniversary thereafter. Shares of common stock subject to such options will be exercisable in equal quarterly installments of 3,750 shares beginning at the end of the first quarter after the date of grant, provided that the holder of the option continues to serve as the lead research and development director or the chair of the audit committee, as applicable.

The non-employee director who serves as the chair of compensation committee and the non-employee director who serves as the chair of the corporate governance committee will each receive an addition non-statutory stock option grant to purchase 7,500 shares upon the commencement of service in such position and upon each anniversary thereafter. Shares of common stock subject to such options will be exercisable in equal quarterly installments of 1,875 shares beginning at the end of the first quarter after the date of grant, provided that the holder of the option continues to serve as the chair of the compensation committee or the chair of the corporate governance committee, as applicable.

Director Fee Option Grant Program. Should the director fee option grant program be activated in the future, each non-employee board member will have the opportunity to apply all or a portion of any cash retainer fee for the year to the acquisition of a below-market option grant. The option grant will automatically be made on the first trading day in January in the year for which the retainer fee would otherwise be payable in cash. The

DISCOVERY PARTNERS’ BUSINESS

Recent Events

As discussed above, Discovery Partners has entered into a merger agreement with merger sub and Infinity pursuant to which Infinity will merge with and into merger sub, with Infinity as the surviving corporation, becoming a wholly owned subsidiary of Discovery Partners.

Following execution of the merger agreement, Discovery Partners solicited bids from potential purchasers for its operating assets, which Discovery Partners was seeking to sell or otherwise dispose of in one or more strategic transactions. In connection with that process, Discovery Partners received varying degrees of interest for some or all of its operating assets from different potential buyers, and ultimately determined to enter into exclusive negotiations with Galapagos, based on Galapagos’ willingness to acquire all of Discovery Partners’ material operating assets and assume all of its related liabilities, its interest in consummating its purchase of Discovery Partners’ operating assets quickly, its existing cash resources, and its proposed purchase price.

On June 12, 2006, Discovery Partners, Galapagos and Biofocus entered into a Stock and Asset Purchase Agreement, which is referred to in this joint proxy statement/prospectus as the stock and asset purchase agreement. The stock and asset purchase agreement is filed as an exhibit to the registration statement of which this joint proxy statement/prospectus is a part. Under the stock and asset purchase agreement, Galapagos or Biofocus or an affiliate of Biofocus acquired all of the outstanding equity interests or capital stock of Discovery Partners International AG, a Swiss corporation, ChemRx Advanced Technologies, Inc., a Delaware corporation, Xenometrix, Inc., a Delaware corporation, and Discovery Partners International, L.L.C., a Delaware limited liability company, each of which are Discovery Partners’ subsidiaries. Biofocus or an affiliate of Biofocus also acquired, or will acquire, certain specified assets that were or are held at the Discovery Partners parent level, such as intellectual property relating to Discovery Partners’ patent license agreement with Abbott Laboratories, trademarks relating to the branding and names of the subsidiary companies that were sold and all patents related to technologies used in the businesses sold, Discovery Partners’ information technology infrastructure, financial/accounting infrastructure, office furniture and other associated equipment, and certain contracts that were or are held at the Discovery Partners parent level and were or will be assigned to Biofocus or the applicable Biofocus affiliate, such as Discovery Partners’ lease for its San Diego facility, its patent license agreement with Abbott Laboratories and its agreement with The National Institutes of Mental Health. Discovery Partners also continues to maintain its interest in the following inactive subsidiaries: Structural Proteomics, Inc., Systems Integration Drug Discovery Company, Inc., and Irori Europe Ltd. There are no operating assets or liabilities associated with the remaining subsidiaries other than immaterial intercompany payables and receivables. Under the stock and asset purchase agreement, Galapagos and Biofocus and the applicable Biofocus affiliate paid $5.4 million in cash for the stock and assets acquired, with adjustments based on specified working capital balances and Discovery Partners International AG’s cash balances as of June 30, 2006, and agreed to assume all related liabilities. The transactions contemplated by the stock and asset purchase agreement closed on July 5, 2006, leaving Discovery Partners with no remaining operating assets that it is seeking to sell or otherwise dispose. The closing of the transactions contemplated by the stock and asset purchase improved Discovery Partners’ net cash balance, as calculated pursuant to the merger agreement, at the closing of the merger by providing Discovery Partners with $5.4 million in cash. The closing of that transaction also reduced the amount of liabilities and liquidation costs that would otherwise have been deducted in calculating Discovery Partners’ net cash balance at the closing of the merger, which Discovery Partners estimated to be in excess of $15 million which were related to the items indicated as deductions to Discovery Partners’net cash at closing as described in the merger agreement. One of the conditions to the closing of the merger is a requirement that Discovery Partners’ net cash balance, as calculated pursuant to the merger agreement, at the closing of the merger be at least $60 million.

In the stock and asset purchase agreement, Discovery Partners, Galapagos and Biofocus agreed that certain assets that are essential to Discovery Partners continuing to function as a public reporting company prior to the closing of the merger with Infinity, such as Discovery Partners’ information technology infrastructure and financial/accounting infrastructure, will not be transferred concurrently with the closing of the stock and asset purchase agreement, but, rather, would be transferred from Discovery Partners to Biofocus or the applicable Biofocus affiliate promptly following the closing of the merger, at which time Infinity’s information technology and financial/accounting infrastructure will be put into effect for the combined company. Discovery Partners, Galapagos and Biofocus also agreed that, to the extent any contract to be assigned from Discovery Partners to Biofocus or the applicable Biofocus affiliate was not assigned at closing of the transactions contemplated by the stock and asset purchase agreement because any required consent had not at that time been obtained or any such assignment would be otherwise ineffective, each party would take all commercially reasonable action to complete an assignment after the closing of the transactions contemplated by the stock and asset purchase agreement or as may be permitted under the terms of the applicable contract in order to arrange for Biofocus or the applicable Biofocus affiliate to obtain all the benefits of and be responsible for all of the liabilities under such contract. In connection with the closing of the transactions contemplated by the stock and asset purchase agreement, Discovery Partners’ and its subsidiaries’ employees became employees of Galapagos and Biofocus, except for 16 Discovery Partners general and administrative personnel.

In addition to the material terms of the stock and asset purchase agreement described above, the stock and asset purchase agreement includes the following terms:

•	representations and warranties for Discovery Partners that are comparable to those made by Discovery Partners in the merger agreement, with limited exceptions to reflect structuring and other differences between the merger and the transactions contemplated by the stock and asset purchase agreement, which all expire on the date of the Infinity special meeting of stockholders to approve the merger;

•	limited representations and warranties for Galapagos customary for a purchaser in an acquisition where the consideration for the acquired stock and/or assets is cash, which all expire on the date of the Infinity special meeting of stockholders to approve the merger;

•	pre-closing covenants relating to the operation of the businesses of Discovery Partners’ subsidiaries that are comparable to those that Discovery Partners is subject to under the merger agreement;

•	closing conditions for each of Discovery Partners, Galapagos and Biofocus that are limited to the accuracy of each party’s representations and warranties, subject to materiality qualifiers that are identical to those contained in the merger agreement, performance by each party in all material respects of its obligations under the stock and asset purchase agreement that are required to be performed on or prior to the closing date for the transactions contemplated by the stock and asset purchase agreement, and no injunction being in effect that prohibits the transactions contemplated by the stock and asset purchase agreement;

•	termination rights for each of Discovery Partners, Galapagos and Biofocus that are limited to termination by mutual agreement or at any time after August 15, 2006;

•	termination fees of $1.6 million plus expenses payable by Galapagos and/or Biofocus to Discovery Partners in the event that the stock and asset purchase agreement is terminated by Discovery Partners because Galapagos or Biofocus fails to satisfy one of Discovery Partners’ closing conditions due to inaccuracies in either of Galapagos’ or Biofocus’ representations and warranties or because either fails to perform obligations that it is required to perform on or prior to closing under the stock and asset purchase agreement, or the stock and asset purchase agreement is terminated by Galapagos or Biofocus after August 15, 2006 because an injunction has been entered against either of them that prohibits the transactions contemplated by the stock and asset purchase agreement;

•	indemnification by Discovery Partners for the benefit of Galapagos and Biofocus and related parties for damages suffered by any of them due to breaches by Discovery Partners of its representations and warranties, material breaches of its covenants contained in the stock and asset purchase agreement, or lawsuits or other proceedings challenging or seeking to restrain or prohibit the merger, all of which obligations expire on the date of the Discovery Partners special meeting of stockholders to approve the merger;

DISCOVERY PARTNERS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read together with “Selected Historical Consolidated Financial Data of Discovery Partners” on page 16 of this joint proxy statement/prospectus and Discovery Partners’ financial statements and accompanying notes appearing elsewhere in this joint proxy statement/prospectus. This discussion of Discovery Partners’ financial condition and results of operations contains certain statements that are not strictly historical and are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a high degree of risk and uncertainty. Actual results may differ materially from those projected in the forward-looking statements due to other risks and uncertainties that exist in Discovery Partners’ operations, development efforts and business environment, including those set forth under “Risk Factors—Risks Related to Discovery Partners,” the other risks and uncertainties described under “Risk Factors” and the other risks and uncertainties described elsewhere in this joint proxy statement/prospectus. All forward-looking statements included in this joint proxy statement/prospectus are based on information available to Discovery Partners as of the date hereof, and Discovery Partners assumes no obligation to update any such forward-looking statement.

Recent Events

As discussed above, Discovery Partners has entered into a merger agreement with merger sub and Infinity pursuant to which Infinity will merge with and into merger sub, with Infinity, as the surviving corporation, becoming a wholly owned subsidiary of Discovery Partners.

On July 5, 2006, Discovery Partners completed the sale of all of the stock of Discovery Partners’ operating subsidiaries and all of its material operating assets, including Discovery Partners’ material intellectual property, information technology infrastructure, financial/accounting infrastructure, office furniture and other associated equipment for $5.4 million in cash, subject to a purchase price adjustment, to Galapagos and Biofocus. Discovery Partners’ remaining assets following the sale consist primarily of its cash, cash equivalents and short-term investments, its listing on the NASDAQ Global Market and the merger agreement with Infinity. In addition, Discovery Partners’ and its subsidiaries’ employees became employees of Galapagos and Biofocus, except for 16 Discovery Partners general and administrative personnel. Where pro forma financial information is provided, Discovery Partners will reflect the historical operating results relating to the Discovery Partners’ subsidiaries and operating assets sold to Galapagos and Biofocus as discontinued operations. As a result of the sale transaction, Discovery Partners’ business immediately following the merger will be the business conducted by Infinity immediately prior to the merger, and the following discussion and analysis of Discovery Partners’ financial condition and operating results, as well as the trends and risks that apply to its financial condition and operating results, will change from those described herein based on Discovery Partners’ business to date and will no longer be applicable to Discovery Partners. In addition, as a result of the sale transaction, Discovery Partners’ historical operating results reported in this joint proxy statement/prospectus will not be indicative of future results. More specific terms of the stock and asset purchase agreement are described under “Discovery Partners’ Business” on page 127 of this joint proxy statement/prospectus.

Historical Overview

Prior to the sale of Discovery Partners’ material operating assets to Galapagos and Biofocus, Discovery Partners collaborated with pharmaceutical and biopharmaceutical companies to advance their drug discovery process through Discovery Partners’ integrated collection of drug discovery technologies, products and services focused from the point immediately following identification of a drug target through when a drug candidate was ready for preclinical studies.

However, it became evident during 2005 that the basic business sector in drug discovery contract research and services was undergoing a major and quite unfavorable market shift. Worldwide improvements in

In February 2004, Discovery Partners entered into a broadened collaboration agreement with Pfizer that replaced its prior collaboration with Pfizer that Discovery Partners entered into in December 2001. Under this agreement, Discovery Partners collaborated with Pfizer to design and develop compounds that are owned by and exclusive to Pfizer. The agreement expired by its terms on January 6, 2006.

In August 2004, Discovery Partners entered into a multi-year contract with the NIH to establish and maintain a Small Molecule Repository to acquire, manage and provide up to one million chemical compounds to multiple NIH screening centers as part of the NIH Roadmap Initiative. The benefits of such agreement were assigned to Galapagos and Biofocus, pending novation of such agreement, in connection with the sale of all of Discovery Partners’ material operating assets to Galapagos and Biofocus. This contract was funded in its entirety by NIH, Department of Health and Human Services. Payments to Discovery Partners for performance under this contract were subject to audit by the Defense Contract Audit Agency and were subject to government funding.

Discontinued Operations

In October 2005, Discovery Partners sold the assets related to its instrumentation product lines to former members of its management team for a total of $1.9 million. The instrumentation product lines consisted of the legacy IRORI products and services including the IRORI® chemical synthesis, Crystal Farm® automated protein crystallization, and Universal Store™ compound storage systems. The chemical synthesis system was based on a patented core technology referred to as directed sorting, enabling customers to generate large collections of compounds. The automated protein crystallization and imaging system provided automated high throughput incubation and imaging of protein crystallization experiments. The compound storage product was a proprietary vial, tube and microplate storage and retrieval system. The instrumentation product lines revenues represented 5%, 12% and 6% of total revenues for the years ended December 31, 2003, 2004 and 2005. These products required a significant amount of financial investment to maintain their competitive advantages and did not add significant value in the service-based offerings in a collaboration model. Discovery Partners’ consolidated financial statements and related notes contained herein have been recast to reflect the financial position, results of operations and cash flows of the instrumentation product lines as a discontinued operation.

Discovery Partners did not account for its instrumentation product lines as a separate legal entity. Therefore, the following selected financial data for its discontinued operations is presented for informational purposes only and does not necessarily reflect what the net sales or earnings would have been had the businesses operated as a stand-alone entity. The financial information for Discovery Partners’ discontinued operations excludes allocations of facilities and other corporate expenses related to those operations that were not transferred in the sale of those assets. These amounts are considered by management to reflect most fairly or reasonably the incremental financial results related to those operations. See Note 3, “Discontinued Operations,” in the notes to the consolidated financial statements of Discovery Partners on page F-19 of this joint proxy statement/prospectus.

Selected Financial Data for Discontinued Operations

	Years Ended December 31,			Three Months Ended March 31, (Unaudited)
	2005	2004	2003	2005
	(In thousands)
Revenues	$2,026	$7,296	$4,617	$334
Cost of revenues	842	3,953	3,784	158

Gross margin	1,184	3,343	833	176
Research and development	1,462	2,252	1,979	564
Selling, general and administrative	560	573	1,073	199

Total operating expenses	2,022	2,825	3,052	763

Gain (loss) from discontinued operations	$(838)	$518	$(2,219)	$(587)

Infinity’s management believes that it has sufficient funds, before giving effect to the closing of the merger, to enable it to meet its ongoing working capital requirements at least through December 31, 2006. Assuming the merger closes and Discovery Partners’ net cash at closing is approximately $70 million, Infinity believes that it would have cash, cash equivalents and available-for-sale marketable securities of approximately $90.0 million and that these funds will be sufficient to support its current operating plan through December 31, 2007. Infinity intends to use substantially all of these cash resources to:

•	complete the current Phase I clinical trials of IPI-504 for multiple myeloma and gastrointestinal stromal tumors in 2006 and, if supported by the Phase I clinical trial results, initiate larger scale Phase II clinical trials by early 2007;

•	advance its preclinical Hedgehog inhibitor program into clinical trials in 2007, if supported by positive preclinical data;

•	prosecute and maintain its intellectual property rights relating to its product candidates and future products, if any; and

•	hire additional clinical, scientific and management personnel and upgrade its operational, financial and management information systems and facilities.

For a discussion of the risks related to the availability of cash to fund Infinity’s future operations, please see “—Overview” in this section.

Critical Accounting Policies

Infinity’s discussion and analysis of its financial condition and results of operations are based on its financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or GAAP. The preparation of these financial statements requires Infinity to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Note 2 of the notes to Infinity’s financial statements included elsewhere in this joint proxy statement/prospectus includes a summary of Infinity’s significant accounting policies and methods used in the preparation of Infinity’s financial statements. On an ongoing basis, Infinity’s management evaluates its estimates and judgments, including those related to revenue, accrued expenses, and the fair value of its common stock. Infinity’s management bases its estimates on historical experience, known trends and events, and various other factors that it believes to be reasonable under the circumstances, the results of which form its basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Infinity’s management believes the following accounting policies and estimates are most critical to aid you in understanding and evaluating Infinity’s reported financial results.

Revenue

Revenues to date have been generated by license fees and contract service revenue received from Infinity’s strategic alliance partners and, accordingly, Infinity recognizes revenue in accordance with the SEC’s Staff Accounting Bulletin, or SAB, No. 101, Revenue Recognition in Financial Statements, as amended by SAB No. 104, Revenue Recognition, and Emerging Issues Task Force, or EITF, No. 00-21, Revenue Arrangements With Multiple Deliverables. The terms of the agreements typically include payment to Infinity of non-refundable up-front license fees and, in some cases, funding of research and development efforts, milestone payments if specified objectives are achieved and/or royalties on product sales, if any.

Agreements containing multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of fair value of the undelivered obligation(s). Infinity allocates the consideration it receives among the separate units based on their respective fair values or the residual method, and the applicable revenue recognition criteria are applied to each of the separate units.

Infinity recognizes revenues from non-refundable, up-front license fees on a straight-line basis over the contracted or estimated period of performance, which is typically the research or development term. Research and development funding is recognized as earned, ratably over the period of effort.

Infinity recognizes milestone payments as revenue upon achievement of the milestone only if (1) the milestone payments are nonrefundable; (2) substantive effort is involved in achieving the milestone; and (3) the amount of the milestone is reasonable in relation to the effort expended or the risk associated with achievement of the milestone. If any of these conditions are not met, Infinity defers the milestone payments and recognizes them as revenue over the estimated period of performance under the contract as Infinity completes its performance obligations.

Infinity intends to recognize royalty revenue, if any, based upon actual and estimated net sales of licensed products in licensed territories as provided by the licensee and will recognize such revenue in the period the sales occur. Differences between actual royalty revenues and estimated royalty revenues, which have not historically been significant, will be reconciled and adjusted for in the quarter they become known.

Infinity exercises its judgment in determining whether an agreement contains multiple elements and, if so, how much revenue is allocable to each element. In addition, Infinity exercises its judgment in determining when its significant obligations have been met under such agreements and the specific time periods over which it recognizes revenue. To the extent that actual facts and circumstances differ from Infinity’s initial judgments, Infinity’s revenue recognition with respect to such transactions would change accordingly and any such change could affect its reported operating results.

Accrued Expenses

As part of the process of preparing financial statements, Infinity is required to estimate accrued expenses. This process involves identifying services which have been performed on Infinity’s behalf, and estimating the level of service performed and the associated cost incurred for such service as of each balance sheet date in Infinity’s financial statements. Examples of services for which Infinity must estimate accrued expenses include contract service fees paid to contract manufacturers in conjunction with the production of clinical drug supplies and to contract research organizations in connection with its preclinical studies and clinical trials. In connection with such service fees, Infinity’s estimates are most affected by its understanding of the status and timing of services provided. The majority of Infinity’s service providers invoice Infinity in arrears for services performed. In the event that Infinity does not identify certain costs, which have begun to be incurred, or Infinity under- or over-estimates the level of services performed or the costs of such services in a given period, Infinity’s reported expenses for such period would be too low or too high. The date on which certain services commence, the level of services performed on or before a given date, and the cost of such services are often determined based on subjective judgments. Infinity makes these judgments based upon the facts and circumstances known to Infinity. To date, Infinity has been able to reasonably estimate these costs; however, as Infinity increases its reliance on outside services performed on its behalf, associated with services, such as additional clinical trials and drug manufacturing efforts, it will become increasingly more difficult for Infinity to estimate these costs, which could result in Infinity’s reported expenses for future periods being too high or too low.

(1)	Stock options granted by Infinity are subject to a right of early exercise, pursuant to which an optionee can exercise unvested stock options and receive, upon exercise, shares of restricted common stock. Such shares of restricted common stock issued upon exercise are subject to a right of repurchase in favor of Infinity, which right of repurchase lapses in accordance with the vesting schedule for the original option. If these options had been exercised as of December 31, 2005, then: (i) 62,500 of the shares issued upon exercise of the options held by Mr. Holtzman would have vested and would no longer be subject to a right of repurchase in favor of Infinity and (ii) 103,170 of the shares issued upon exercise of the options held by Dr. Adams would have vested and would no longer be subject to a right of repurchase in favor of Infinity.

Compensation of Directors

The combined company will reimburse non-employee directors for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors or any committee of the board of directors. Non-employee directors will also receive:

•	a $10,000 annual retainer;

•	a $25,000 annual retainer for service as lead outside director;

•	a $10,000 annual retainer for service as lead research and development director;

•	a $10,000 annual retainer for service as chair of the audit committee;

•	a $5,000 annual retainer for service as chair of the compensation committee;

•	a $5,000 annual retainer for service as chair of the nominating and corporate governance committee;

•	$1,500 for each board meeting attended in person;

•	$500 for each board meeting attended by telephone; and

•	$500 for each meeting of the audit committee, compensation committee or nominating and corporate governance committee attended in person or by telephone.

No director who serves as an employee will receive compensation for services rendered as a director.

In addition, non-employee directors are eligible to receive non-statutory stock options, restricted stock and other stock-based awards under the 2000 Plan. Pursuant to the 2000 Plan as of the closing date of the merger, each non-employee director who serves on the board of directors of the combined company upon the closing of the merger, and following the closing of the merger, each new director, on the date of his or her election to the board of directors, will receive a non-statutory stock option to purchase 112,500 shares of common stock, which is referred to as the initial option. Shares of common stock subject to the initial option will become exercisable as to 37,500 of the shares underlying such initial option on the first anniversary of the grant date and the remainder will be exercisable in quarterly installments of 9,375 shares beginning at the end of the first quarter thereafter, provided that the holder of the initial option continues to serve as a director. Each non-employee director serving as a director on the third anniversary of (a) the closing of the merger, in the case of directors serving on the board of directors of the combined company upon the closing of the merger, or (b) his or her election to the board, in the case of directors elected after the closing of the merger, will receive a non-statutory stock option to purchase 22,500 shares of common stock, referred to as an annual option, on the date of the first annual meeting of stockholders following such third anniversary and on the date of each annual meeting of stockholders thereafter. Shares of common stock subject to the annual option will be exercisable in equal quarterly installments of 5,625 shares beginning at the end of the first quarter after the date of grant, provided that the holder of the annual option continues to serve as a director.

The non-employee director who serves as the lead outside director of the combined company will receive an additional non-statutory stock option grant to purchase 37,500 shares of common stock upon the date of commencement of service in such position and upon each anniversary thereafter. Shares of common stock subject to each such option will be exercisable in equal quarterly installments of 9,375 shares beginning at the end of the first quarter after the date of grant, provided that the holder of such option continues to serve as the lead outside director.

The non-employee director who serves as the lead research and development director and the non-employee director who serves as the chair of the audit committee will each receive an additional non-statutory stock option grant to purchase 15,000 shares of common stock upon the date of commencement of service in such position and upon each anniversary thereafter. Shares of common stock subject to such options will be exercisable in equal quarterly installments of 3,750 shares beginning at the end of the first quarter after the date of grant, provided that the holder of the option continues to serve as the lead research and development director or the chair of the audit committee, as applicable.

The non-employee director who serves as the chair of the compensation committee and the non-employee director who serves as the chair of the corporate governance committee will each receive an additional non-statutory stock option grant to purchase 7,500 shares upon the commencement of service in such position and upon each anniversary thereafter. Shares of common stock subject to such options will be exercisable in equal quarterly installments of 1,875 shares beginning at the end of the first quarter after the date of grant, provided that the holder of the option continues to serve as the chair of the compensation committee or the chair of the corporate governance committee, as applicable.

In consideration of his or her services as a scientific advisor of Infinity, Infinity has entered into consulting agreements with each of Eric Lander, Arnold Levine and Vicki Sato, pursuant to which Infinity has agreed to pay each director a fee of $25,000 per year, payable in equal quarterly installments, for consulting services rendered by each director to Infinity in his or her capacity as a scientific advisor. In 2005, Infinity paid each director consulting fees of $18,747. In addition, Infinity granted to each of Dr. Levine and Dr. Sato an option to purchase 25,000 shares of Infinity common stock in connection with such individual’s consulting agreement, which options were granted at any exercise price equal to the current fair market value on the date of grant and vest in equal monthly installments over a period of four years from the date of grant, subject to such individual’s continued relationship with the Company. It is expected that upon the closing of the merger the consulting agreements with Drs. Lander, Levine and Sato will be terminated. Thereafter, the options granted to each of Drs. Levine and Sato will continue to vest in consideration for, and subject to, their service as lead research and development director and lead outside director, respectively, of the combined company after the merger.

Compensation Committee Interlocks and Insider Participation

The combined company’s compensation committee will consist of Anthony Evnin, Franklin Moss and Patrick Lee, provided that if the proposal to amend Discovery Partners’ bylaws to increase the maximum number of directors that may constitute the entire board of directors of Discovery Partners from 10 directors to 12 directors is not approved at the Discovery Partners special meeting, Dr. Moss will not serve on the compensation committee, as he will not serve on the board of directors of the combined company, and instead, D. Ronald Daniel will serve on the compensation committee of the board of directors of the combined company. Anthony Evnin will be the chairman of the compensation committee. Each member of the compensation committee is an “outside” director as that term is defined in Section 162(m) of the Code, and a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act. None of the combined company’s executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who will serve on the combined company’s board of directors or compensation committee following the merger.

Agreements with Executive Officers Following the Merger

Employment and Change-in-Control Arrangements

Infinity has entered into an offer letter with each of Steven Holtzman, Julian Adams and Adelene Perkins. Each offer letter provides for the annual salary of the executive officer, which is subject to annual adjustment

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION

1. Basis of Presentation

On April 11, 2006, Discovery Partners entered into an Agreement and Plan of Merger and Reorganization with Infinity Pharmaceuticals, Inc. and Darwin Corp., a new wholly owned subsidiary of Discovery Partners. In the merger, Darwin Corp. will merge with and into Infinity, with Infinity as the surviving corporation and becoming a wholly owned subsidiary of Discovery Partners. As a result of the merger, each outstanding share of Infinity capital stock will be converted into the right to receive shares of Discovery Partners common stock as described in the merger agreement. Discovery Partners will issue, and Infinity securityholders will be entitled to receive, in a tax-free exchange, shares of Discovery Partners common stock such that Infinity securityholders will own approximately 69% of the combined company on a pro forma basis and Discovery Partners stockholders will own approximately 31%. The merger agreement provides that the exchange ratios for Infinity’s capital stock are subject to upward and downward adjustment based on Discovery Partners’ net cash balance at the closing of the merger. If Discovery Partners’ net cash balance at the closing of the merger is below $70 million, the exchange ratios would adjust to increase the number of shares of Discovery Partners common stock issued to former Infinity securityholders. If Discovery Partners’ net cash balance at the closing of the merger is above $75 million, the exchange ratios would adjust to decrease the number of shares of Discovery Partners common stock issued to former Infinity securityholders. The unaudited pro forma condensed combined financial statements presented herein are based on the equity exchange ratios that would result if Discovery Partners’ net cash balance, as calculated pursuant to the merger agreement, is equal to or greater than $70 million and less than or equal to $75 million at the date of closing. The fair value of the net assets assumed to be acquired by Infinity at March 31, 2006 totals $78.9 million for consideration of $67.6 million. The excess fair value of net assets acquired is reflected as an extraordinary gain. To the extent the fair value of Discovery Partners’ net assets falls below the $67.6 million of consideration assumed in the pro forma statements, the excess purchase price would be reflected as goodwill, as the majority of assets assumed are cash and cash equivalent related assets. To the extent the fair value of Discovery Partners’ net assets continues to exceed the amount of consideration provided for by Infinity the excess fair value will be reflected as extraordinary gain.

The unaudited pro forma condensed combined financial information does not give effect to the proposed reverse stock split as it is currently unknown which ratio, if any, will be used. The impact to the number of shares authorized, issued and outstanding is illustrated under Discovery Partners’ Proposal No. 2 included in this joint proxy statement/prospectus.

Because Infinity securityholders will own approximately 69% of the voting stock of the combined company and certain other factors including that Infinity directors will constitute a majority of the board of directors and all executive members of the management of the combined company will be from Infinity, Infinity is considered to be acquiring Discovery Partners in the merger. As a result, the merger will be treated by Discovery Partners as a reverse merger under the purchase method of accounting in accordance with United States generally accepted accounting principles. The aggregate consideration paid in connection with the merger, together with the direct costs of acquisition, will be allocated to Discovery Partners’ tangible and intangible assets and liabilities based on their fair market values. The assets and liabilities and results of operations of Discovery Partners will be consolidated into the results of operations of Infinity as of the effective time of the merger.

On June 12, 2006, Discovery Partners, Galapagos and Biofocus Inc., a wholly-owned subsidiary of Galapagos, entered into a Stock and Asset Purchase Agreement. Under the stock and asset purchase agreement, Galapagos or Biofocus acquired all of the outstanding equity interests or capital stock of Discovery Partners International AG, ChemRx Advanced Technologies, Inc., Xenometrix, Inc., and Discovery Partners International, L.L.C., each of which are Discovery Partners’ subsidiaries. Biofocus also acquired all of the assets that supported Discovery Partners’ corporate infrastructure including the furniture, equipment and prepaid services that related to the corporate infrastructure and assumed all of the related liabilities such as the lease for

Discovery Partners’ corporate headquarters. Biofocus also will acquire certain contracts that are held at the Discovery Partners parent level that will be assigned to Biofocus promptly following the closing of the merger with Infinity, such as Discovery Partners’ lease for its San Diego facility, its patent license agreement with Abbott Laboratories and its agreement with The National Institutes of Mental Health. Consideration provided for the stock and assets totals $5.4 million in cash, with adjustments based on specified working capital balances and Discovery Partners International AG’s cash balances as of June 30, 2006, and the assumption of all related liabilities. The transactions contemplated by the stock and asset purchase agreement closed on July 5, 2006, leaving Discovery Partners with no remaining operating assets that it is seeking to sell or otherwise dispose. Discovery Partners’ remaining assets following the sale primarily consist of its cash, cash equivalents, short-term investments, interest receivables, restricted cash, certain working capital items related to the corporate administrative function of Discovery Partners that will be used by Infinity post-merger, its listing on the NASDAQ Global Market and the merger agreement with Infinity. In addition, Discovery Partners’ and its subsidiaries’ employees became employees of Galapagos and Biofocus, except for 16 Discovery Partners general and administrative personnel. As a result of the sale transaction, Discovery Partners reflects the historical operating results relating to the Discovery Partners subsidiaries and various assets sold as discontinued operations in the unaudited pro forma condensed combined financial information.

2. Purchase Price

The preliminary estimated total purchase price of the proposed merger is as follows (in thousands):

Fair value of Discovery Partners’ common stock	$65,088
Fair value of Discovery Partners’ restricted stock units	1,063
Estimated fair value of Discovery Partners stock options	176
Estimated transaction costs of Infinity	2,300

Total preliminary estimated purchase price	$68,627

On April 11, 2006, Discovery Partners had 26,436,931 shares of common stock outstanding. The fair value of Discovery Partners common stock and restricted stock units used in determining the purchase price was $2.462 per share based on the five-day average of the closing prices of Discovery Partners’ common stock around and including the announcement date of the proposed transaction (April 7, 2006 through April 13, 2006, inclusive). The fair value of Discovery Partners’ stock options assumed by Infinity was determined using the Black-Scholes option pricing model with the following assumptions: stock price of $2.46, which is the value ascribed to the Discovery Partners common stock in determining the purchase price; volatility of 65%; dividend rate of 0%; risk-free interest rate of 4.0%; and a weighted average expected option life of .35 years. The weighted average life of Discovery Partners’ outstanding stock options is based on Discovery Partners’ stock option provisions that allow exercise for a period of 90 days after termination for employees and varying terms for directors.

The estimated purchase price is preliminary because the proposed merger has not yet been completed. The actual purchase price may change based on the actual number of shares of Discovery Partners common stock and the number of Discovery Partners stock options outstanding on the merger closing date and Infinity’s final costs to complete the merger.

Consistent with the purchase method of accounting, the total purchase price is allocated to the acquired tangible and intangible assets and assumed liabilities of Discovery Partners based on their estimated fair values as of the merger closing date. The excess of the fair value of acquired assets and liabilities assumed over the purchase price, if any, is reflected as an extraordinary gain.

The allocation of the estimated purchase price is preliminary because the proposed merger has not yet been completed. The purchase price allocation will remain preliminary until the closing of the merger. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after completion of the merger and will be based on the fair values of the assets acquired and liabilities assumed as of the merger closing date. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial statements.

3. Divestiture, Purchase Accounting and Pro Forma Adjustments

The unaudited pro forma condensed combined financial statements include pro forma adjustments to give effect to certain significant capital transactions of Infinity occurring as a direct result of the proposed merger, the acquisition of Discovery Partners by Infinity for accounting purposes, the sale of the operating assets of Discovery Partners to Galapagos and Biofocus and an adjustment for contractual compensation liabilities owed to certain Discovery Partners key employees, in accordance with Emerging Issues Task Force, or EITF, No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination.

The unaudited pro forma condensed combined financial statements do not include a charge, as required under SFAS 123R, Share-based Compensation, relating to the fair value of Discovery Partners unvested options at the close of the merger, totaling 167,603 shares, because it was deemed immaterial.

The unaudited pro forma condensed combined financial statements do not include any adjustments for income taxes because the combined company is anticipated to incur taxable losses for the foreseeable future.

The divestiture, purchase accounting and pro forma adjustments are as follows:

(A)	To reflect the sale of all of the outstanding equity interests of Discovery Partners International AG, ChemRx Advanced Technologies, Inc., Xenometrix, Inc., and Discovery Partners International, L.L.C., each of which are Discovery Partners’ subsidiaries in connection with the stock and asset purchase transaction with the Galapagos and Biofocus.

The operating assets sold include accounts receivable, inventories, prepaid expenses, other current assets, intangible assets and property and equipment directly associated with the Discovery Partners’ business operations in San Diego, South San Francisco, Tokyo, Japan, Allschwil, Switzerland, and Heidelberg, Germany. Items not sold include cash, cash equivalents, short-term investments, receivables for interest earned on short-term investments, restricted cash balances, prepaid insurance coverage, a receivable due from the sale of Discovery Partners’ instrumentation products in fiscal 2005 and ancillary receivables due from corporate related activities to be assumed by Infinity at the close of the merger.

The liabilities assumed include accounts payable, accrued compensation, accrued expenses, deferred revenue, deferred rent and restructuring accruals. All liabilities were assumed by Galapagos and Biofocus, except for Discovery Partners’ accruals related to fees for strategic activities and costs associated with operating as a publicly traded company of approximately $1.2 million, and compensation related obligations to the individuals remaining with Discovery Partners post-sale totaling $300,000.

(B)	To recognize the impact of foreign currency translation gains and losses recorded in Other Comprehensive Income as a result of the sale of Discovery Partners’ investment in its foreign subsidiaries.

(C)	To reflect the gain on sale of the various subsidiaries and certain assets sold to Biofocus based on the proceeds received of $5.4 million, net of accrued transaction related costs estimated to be $65,000, consisting primarily of legal fees. There is no provision made for a working capital purchase price adjustment, if any, in accordance with the stock and asset purchase agreement among Discovery Partners, Galapagos and Biofocus, due to the lack of definitive information at the time of this filing. Such amount, if any, is expected to be immaterial.

(D)	To reflect the conversion of all outstanding shares of Infinity’s preferred stock and common stock into Discovery Partners common stock and the elimination of Infinity’s treasury stock pursuant to the merger agreement. Upon completion of the merger, all outstanding shares of Infinity will be exchanged for 55,035,308 shares of Discovery Partners common stock at par value of $0.001 assuming Discovery Partners’ net cash at the closing of the merger, as calculated pursuant to the merger agreement, is greater than or equal to $70 million and less than or equal to $75 million.

(E)	To eliminate Discovery Partners historical stockholders’ equity accounts.

(F)	To reflect the estimated preliminary purchase price based on the estimated fair value of Discovery Partners common stock, restricted stock units, options outstanding and Infinity’s estimated merger- related fees, at the close of the merger as referred to in Note 2 above totaling $68,627,468 net of the par value of the converted outstanding shares of Infinity’s preferred and common stock totaling $55,035 and the amounts to eliminate Discovery Partners historical common stock and Infinity’s historical preferred stock, common stock and treasury stock.

(G)	To reflect the accrual of estimated transaction costs to be incurred by Infinity to consummate the merger not accrued as of March 31, 2006, totaling $2.3 million. Transaction costs include fees payable for legal, accounting, printing and other consulting services.

(H)	To reflect the accrual of retention, change of control and severance obligations for certain key employees of Discovery Partners that will become due at the closing of the merger transaction totaling $2,649,857 and estimated costs to be incurred by Discovery Partners to consummate the merger, not accrued as of March 31, 2006, totaling $4,455,411. Transaction costs include fees payable for investment banking services, legal, accounting, printing and other consulting services.

(I)	To reclass lease deposits and restricted cash which collateralize lease contracts to cash and as cash equivalents. These lease deposits were not sold in connection with the stock and asset purchase transaction among Discovery Partners, Galapagos and Biofocus and will be liquidated after the lease contracts are assigned to Biofocus, which are expected to occur within 90 days of the closing of the sale.

(J)	To reflect the operating results of Discovery Partners’ subsidiary entities sold as discontinued operations with the exception of interest income related to the short-term investments and miscellaneous costs that remain at Discovery Partners after the closing of the sale of Discovery Partners’ operating assets to Galapagos and Biofocus. The pro forma condensed combined statement of operations does not give effect to any general and administrative costs that Infinity would have incurred in operating as a publicly traded company, which Infinity estimates would have been approximately $2 million per year.

(K)	To reflect the excess fair value of the Discovery Partners’ net assets acquired by Infinity over the estimated purchase price.

4. Sensitivity Analysis of Purchase Accounting

As mentioned above, the pro forma financial statements reflect Infinity’s purchase accounting of its acquisition of Discovery Partners based on: (1) an estimated purchase price of $68.6 million, based on an assumed Discovery Partners stock price of $2.462 per share (the five-day average of the closing prices of Discovery Partners common stock around and including the announcement date of the proposed transaction—April 7, 2006 through April 13, 2006); and (2) an assumed Discovery Partners’ cash balance at the closing of the merger of $86.7 million (or $78.9 million of net assets acquired). Based on these assumptions, the pro forma financial statements indicate the fair value of acquired assets and liabilities is greater than the estimated purchase price resulting in an extraordinary gain of approximately $11.3 million. The actual purchase price may change based on the following factors: (1) Discovery Partners’ share price at or around the close date; (2) the actual number of shares, on a fully dilutive basis, of Discovery Partners common stock; and (3) Infinity’s actual transaction costs to complete the proposed merger. In addition, the actual fair value of acquired assets and liabilities assumed will be based on the fair value as of the close date.

To the extent the purchase price is greater than the fair value of the net assets acquired on the close date, such excess will be reflected as goodwill. To the extent that the purchase price is less than the fair value of net assets acquired on the close date, such deficit will be reflected as an extraordinary gain.

The following table is provided for illustrative purposes to assess the different potential purchase accounting results that may arise based upon alternative levels of purchase price, which will be primarily driven by the fair value of Discovery Partners’ fully diluted equity and Discovery Partners’ cash balance on the close date. For purposes of this analysis, Discovery Partners assumes that all other determining factors, such as other working capital balances and transaction costs, are consistent with those values presented in the pro forma financials.

		Sensitivity Analysis
		Goodwill/ (Extraordinary Gain) (in millions)
Assumed Fair Value of Stock (per share)	Resulting Purchase Price (in millions)	Historical Basis per Pro Forma – Discovery Partners’ cash is $86.7 million	Assumes Discovery Partners’ cash at closing is $76 million	Assumes Discovery Partners’ cash at closing is $72.5 million	Assumes Discovery Partners’ cash at closing is $69 million
$2.00	$ 56.1	$(23.8)	$(13.2)	$(9.7)	$(6.2)
$2.46	$ 68.6	(11.3)	(0.7)	2.8	6.3
$2.50	$ 69.7	(3.5)	7.1	10.6	14.1
$3.00	$ 83.3	3.3	14.0	17.5	21.0
$3.50	$ 97.0	17.0	27.6	31.1	34.6
$4.00	$110.7	30.8	41.4	44.9	48.4

and 78,304 shares of Infinity preferred stock held by Advent Private Equity Fund III GmbH Co. KG. Advent Venture Partners LLP owns 100% of Advent Management III Limited, which is General Partner of Advent Management III Limited Partnership, which is General Partner of each of Advent Private Equity Fund III ‘A’, Advent Private Equity Fund III ‘B’, Advent Private Equity Fund III ‘C’, Advent Private Equity Fund III ‘D’ and Advent Private Equity Fund III Affiliates. Advent Venture Partners LLP also owns 100% of Advent Limited. Advent Limited owns 100% of Advent Private Equity GmbH, which is General Partner of Advent Private Equity Fund III GmbH Co. KG. Voting and investment power over the shares held by each of the partnerships constituting Advent Private Equity Fund III is exercised by Advent Venture Partners LLP in its role as manager. The partners of Advent Venture Partners LLP are Sir David Cooksey (chairman), Jeryl Andrew, Peter Baines, Jerry Benjamin, David Cheesman, Frederic Court, Leslie Gabb, Mohammed Shahzad Ahmed Malik, Patrick Lee, Martin McNair, Raj Parekh, William Neil Pearce and Nicholas Teasdale. Patrick Lee disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Each fund disclaims beneficial ownership of the others’ shares.

The address of Advent Venture Partners LLP is 25 Buckingham Gate, London, SW1E 6LD, United Kingdom.
(6)	Consists of 487,500 shares of Infinity common stock and 2,866,667 shares of Infinity preferred stock. Voting and investment power with respect to the shares held by Prospect Venture Partners, L.P. are held by its general partner, Prospect Management Co., L.L.C. The managing members of Prospect Management Co., L.L.C. are David Schnell and Alex Barkas, each of whom disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

The address of Prospect Venture Partners, L.P. is 435 Tasso St., Ste. 200, Palo Alto, CA 94301.

(7)	Consists of 2,666,667 shares of Infinity preferred stock. All shares held of record by HBM BioVentures (Cayman) Ltd. The board of directors of HBM BioVentures (Cayman) Ltd. has sole voting and investment power with respect to the shares held by such entity and acts by majority vote. The board of directors of HBM BioVentures (Cayman) Ltd. is comprised of John Arnold, Colin Shaw, Richard Coles, Dr. Andreas Wicki and John Urquhart, none of whom has individual voting or investment power with respect to such shares except to the extent of any pecuniary interest therein.

The address of HBM BioVentures (Cayman) Ltd. is Centennial Towers, Third Floor, 2454 West Bay Road, Grand Cayman, Cayman Islands, B.W.I.

(8)	Consists of 2,666,667 shares of Infinity preferred stock. Paul G. Allen, the sole stockholder of Vulcan Ventures Inc., holds voting and investment power with respect to such shares.

The address of Vulcan Ventures Inc. is 505 5th Avenue South, Suite 900, Seattle WA 98104.

(9)	Consists of 2,222,224 shares of Infinity preferred stock. Johnson & Johnson Development Corporation is a wholly-owned subsidiary of Johnson & Johnson. Johnson & Johnson may be deemed to indirectly beneficially own such shares.

The address of Johnson & Johnson Development Corporation is 410 George Street, New Brunswick, NJ 08901.

(10)	Consists of 955,046 shares of Infinity common stock, of which 273,792 shares were subject to a right of repurchase in favor of Infinity as of April 30, 2006, and 66,667 shares of Infinity preferred stock. Of the 401,500 shares underlying options, 308,417 shares issuable upon exercise of such options would be subject to a right of repurchase in favor of Infinity if such options had been exercised as of April 30, 2006.
(11)	Consists of 1,340,000 shares of Infinity common stock.
(12)	Consists of 805,000 shares of Infinity common stock, of which 235,167 shares were subject to a right of repurchase in favor of Infinity as of April 30, 2006. Of the 101,500 shares underlying options, 94,875 shares issuable upon exercise of such options would be subject to a right of repurchase in favor of Infinity if such options had been exercised as of April 30, 2006.
(13)	Consists of 802,454 shares of Infinity common stock. Christopher M. Leich, as trustee of the Holtzman-Stewart 1996 Irrevocable Trust, holds voting and investment power over the shares held by the trust.

The address of Mr. Leich is c/o Ropes & Gray LLP, One International Place, Boston, MA 02110.

(14)	Consists of 567,942 shares of Infinity common stock, of which 267,437 shares were subject to a right of repurchase in favor of Infinity as of April 30, 2006. Of the 621,711 shares underlying options, 475,965 shares issuable upon exercise of such options would be subject to a right of repurchase in favor of Infinity if such options had been exercised as of April 30, 2006.
(15)	Consists of 60,000 shares of Infinity common stock.
(16)	Consists of 150,000 shares of Infinity common stock.
(17)	Consists of 280,000 shares of Infinity common stock held by Dr. Lander, of which 48,753 shares were subject to a right of repurchase in favor of Infinity as of April 30, 2006, and 50,000 shares of Infinity preferred stock held by Dr. Lander.

DISCOVERY PARTNERS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in dollars, except where noted)

Revenue Recognition

Chemistry services. Revenue from the sale of chemical compounds delivered under chemistry collaborations is recorded as the compounds are shipped. Revenue under chemistry service agreements that are compensated on a full-time equivalent, or FTE, basis is recognized on a monthly basis and is based upon the number of FTE employees that actually worked on each project and the agreed-upon rate per FTE per month.

Compound repository services. In August 2004, the Company entered into a multi-year contract with the NIH to establish and maintain a Small Molecule Repository to manage and provide up to one million chemical compounds to multiple NIH Screening Centers as part of the NIH Roadmap Initiative. Revenue under this contract is recorded as costs are incurred, which include indirect costs that are based on provisional rates estimated by management at the time a proposal is submitted. The Company has determined that actual indirect costs are greater than the provisional rates and management fully intends to negotiate recovery of these higher costs with the government. Since this is the first government contract and the Company has no historical experience negotiating final indirect cost rates with the government, all cost overruns have been expensed and any potential recovery will be recognized as revenue upon receipt of monies. This contract is funded, in its entirety, by the NIH, Department of Health and Human Services. Payments to the Company for performance under this contract are subject to audit by the Defense Contract Audit Agency (DCAA) and is subject to government funding. The Company records a reserve against receivables for estimated losses that may result from rate negotiations and/or lack of government funding availability. As of December 31, 2005, no such reserve was considered necessary.

Screening services. High throughput screening service revenues are recognized on the proportional performance method. Advances received under these high throughput screening service agreements are initially recorded as deferred revenue, which is then recognized proportionately as costs are incurred over the term of the contract. Certain of these contracts may allow the customer the right to reject the work performed; however, there is no history of material rejections and historically the Company has been able to recognize revenue without realizing any losses from any rejections.

Other licenses. Other licenses revenue includes royalty revenue due to the Company under the Xenometrix patent licensing agreements. Revenue earned under the licensing agreements is determinable at the time the customer reports its royalty obligations, which is known to Discovery Partners upon receipt of payment. As such, royalty revenue is recognized upon receipt of monies, provided there is no future obligation with respect to such payments.

Integrated drug discovery collaborations may provide chemistry services revenue, screening services revenue, milestone payments and other revenues. Revenue for each of these elements of such collaborations is recognized as described above. Revenue from milestone payments would be recognized upon receipt of monies.

From time to time the Company may receive requests from customers to bill and hold goods for them. In these cases, as long as the specific revenue recognition criteria under accounting principles generally accepted in the United States at the time of the bill and hold are met, including the customer accepting the risk of loss and the transfer of ownership of such goods occurring prior to shipment, the revenue is recognized.

Shipping and Handling Costs

Costs incurred for shipping and handling of products are included in cost of revenues. Amounts billed to customers for such costs are reported as revenue.

F-15

Infinity Pharmaceuticals, Inc.

Notes to Financial Statements—(Continued)

December 31, 2005

Impairment of Long-Lived Assets

Consistent with SFAS No. 144, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of, when impairment indicators exist, the Company evaluates its long-lived assets for potential impairment. Potential impairment is assessed when there is evidence that events or changes in circumstances have occurred that indicate that the carrying amount of an asset may not be recovered.

Recoverability of these assets is assessed based on undiscounted expected future cash flows from the assets, considering a number of factors, including past operating results, budgets and economic projections, market trends, and product development cycles. An impairment in the carrying value of each asset is assessed when the undiscounted expected future cash flows derived from the asset are less than its carrying value. The Company noted no indicators of impairment during any period presented in these financial statements.

Revenue Recognition

Revenues to date have been generated by research collaboration agreements and, accordingly, the Company recognizes revenue in accordance with the Securities and Exchange Commission’s (SEC) Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, as amended by SAB No. 104, Revenue Recognition and Emerging Issues Task Force (EITF) No. 00-21, Revenue Arrangements With Multiple Deliverables.

The Company’s revenues are generated primarily through collaborative research, development and commercialization agreements. The terms of the agreements may include payment to the Company of non-refundable up-front license fees, funding of research and development efforts, milestone payments and/or royalties on product sales.

Agreements containing multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of fair value of the undelivered obligation(s). The consideration received is allocated among the separate units based on their respective fair values or the residual method, and the applicable revenue recognition criteria are applied to each of the separate units.

The Company recognizes revenues from non-refundable, up-front license fees on a straight-line basis over the contracted or estimated period of performance, which is typically the research or development term. Research and development funding is recognized as earned over the period of effort.

The Company recognizes milestone payments as revenue upon achievement of the milestone only if (1) the milestone payments are nonrefundable; (2) substantive effort is involved in achieving the milestone; and (3) the amount of the milestone is reasonable in relation to the effort expended or the risk associated with achievement of the milestone. If any of these conditions are not met, the Company defers the milestone payments and recognizes them as revenue over the estimated period of performance under the contract as the Company completes its performance obligations.

Royalty revenue is recognized based upon actual and estimated net sales of licensed products in licensed territories as provided by the licensee and is recognized in the period the sales occur. No royalty revenues have been recognized to date.

F-60

Annex B

Opinion of Molecular Securities

April 11, 2006

Strictly Confidential

Board of Directors

Discovery Partners International, Inc.

9640 Towne Center Drive

San Diego, CA 92121

Members of the Board:

We understand that Discovery Partners International, Inc. (“Discovery Partners” or the “Company”), Darwin Corp., a wholly owned subsidiary of Discovery Partners (“Merger Sub”), and Infinity Pharmaceuticals, Inc. (“Infinity”), propose to enter into an Agreement and Plan of Merger and Reorganization, dated April 11, 2006 (the “Merger Agreement”), which provides, among other things, for the merger (“Merger”) of Merger Sub with and into Infinity. Pursuant to the Merger, the separate existence of Merger Sub will cease, Infinity will become a wholly owned subsidiary of Discovery Partners, and (a) each outstanding share of common stock, par value $0.0001 per share (“Infinity Common Stock”), of Infinity outstanding immediately prior to the effective time of the Merger will be converted into the right to receive 0.95118 shares of common stock, par value $0.001 per share (the “Discovery Partners Common Stock”), of Discovery Partners, (b) each outstanding share of Series A Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”), of Infinity outstanding immediately prior to the effective time of the merger will be converted into the right to receive 0.84509 shares of Discovery Partners Common Stock, (c) each outstanding share of Series B Preferred Stock, par value $0.0001 per share (“Series B Preferred Stock”), of Infinity, held by (i) the Group 1 Series B Preferred Holders, and (ii) the Group 2 Series B Preferred Holders, outstanding immediately prior to the effective time of the merger will be converted into the right to receive 1.07472 and 1.20900, respectively, shares of Discovery Partners Common Stock, (d) each outstanding share of Series C Preferred Stock, par value $0.0001 per share (“Series C Preferred Stock”), of Infinity outstanding immediately prior to the effective time of the merger will be converted into the right to receive 1.12126 shares of Discovery Partners Common Stock and (e) each outstanding share of Series D Preferred Stock, par value $0.0001 per share (“Series D Preferred Stock”), of Infinity outstanding immediately prior to the effective time of the merger will be converted into the right to receive 1.14607 shares of Discovery Partners Common Stock, in each case other than shares held in treasury or held by Infinity, or as to which dissenters’ rights have been perfected, and subject to certain adjustments if the Net Cash (as defined in the Merger Agreement) at the effective time of the Merger is less than $70,000,000 or greater than $75,000,000 (the “Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

As a customary part of our investment banking business, we engage in the valuation of businesses and their securities in connection with mergers and acquisitions. We have acted as financial advisor to Discovery Partners in connection with the Merger pursuant to the terms of our Engagement Letter with the Company, dated November 18, 2005 (“Engagement Letter”), for which we received an initial fee on signing the Engagement Letter and will receive additional fees on the execution of the Merger Agreement and in the event the Merger closes. In connection with our engagement, you have requested our opinion as to whether the Consideration to be paid by the Company pursuant to the Merger Agreement is fair from a financial point of view to Discovery Partners.

In connection with our opinion, we have (among other things): (a) reviewed certain publicly available financial statements and other information of Discovery Partners; (b) reviewed certain internal financial statements, financial forecasts and other information concerning Infinity and Discovery Partners, prepared by the managements of Infinity and Discovery Partners, respectively, and concerning the pro forma combined company (including expected benefits of the Merger, together with the associated expected costs), prepared by the managements of both Infinity and Discovery Partners; (c) discussed the past, current and forecasted financial position and results of operations and cash flows of Infinity and Discovery Partners, with senior executives of Infinity and Discovery Partners, respectively, and the current and forecasted financial position and results of operations and cash flows (including expected benefits of the Merger, together with the associated expected costs) of the pro forma combined company, with senior executives of both Infinity and Discovery Partners; (d) reviewed the reported prices and trading activity for Discovery Partners Common Stock, and the pricing of privately negotiated sales of Infinity Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock (collectively, “Infinity Stock”) issued to certain financial and strategic investors, as provided by the management of Infinity; (e) compared the financial performance of Infinity and Discovery Partners and the prices and trading activity of Discovery Partners Common Stock and the prices of the Infinity Stock with that of certain other comparable publicly-traded companies and their securities, including the initial public offerings of common stock of certain other comparable companies; (f) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions; (g) participated in discussions and negotiations among representatives of Infinity and Discovery Partners and their legal advisors; (h) participated in discussions with Discovery Partners, and certain members of its Board of Directors, management, consultants, accountants and legal advisors in connection with their evaluation of the science, technology, products in development and other assets of Infinity, and reviewed certain reports prepared by L.E.K. Consulting LLC, Easton Associates, LLC, Ernst & Young LLP and Cooley Godward LLP, and presented by such consultants and legal advisors to the Discovery Partners’ board of directors in connection with the Merger, including their evaluation of Infinity’s lead product candidate IPI-504, Infinity’s second product candidate IPI-609, and certain Bcl-2 inhibitors which are the subject of a collaboration agreement involving Infinity and Novartis; (i) reviewed certain analyses prepared by management of Discovery Partners, and participated in discussions with managements of Infinity and Discovery Partners, regarding a potential liquidation of Discovery Partners; (j) reviewed the Merger Agreement and certain related documents; and (k) reviewed such other information, conducted such other discussions with management of Infinity and Discovery Partners (respectively), performed such other analyses, and considered such other factors as we have deemed appropriate.

For the purposes of our opinion, we have assumed and relied upon without independent verification the accuracy and completeness of all the financial and other information reviewed by, or discussed with, us and, with respect to the internal financial forecasts, we have assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Infinity, Discovery Partners and the pro forma combined company, respectively, including management’s respective estimates and judgments in relation to the Discovery Partners liquidation scenarios, and Infinity’s science, technology, products in development and other assets, including those estimates and judgments of Discovery Partners’ consultants, accountants and legal advisors. We have also relied without independent verification on the assessment by management of Discovery Partners regarding the potential liquidation analyses, scenarios and processes for Discovery Partners. We have not made any independent valuation or appraisal of the assets or liabilities of Infinity or Discovery Partners, nor have we been furnished with any such appraisals.

We have also assumed, for the purposes of our opinion, that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, including, among other things, that the Merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (as amended) and that, in connection with the receipt of all the necessary regulatory approvals for the proposed Merger, no restrictions will be imposed or delays will result that would have a material adverse affect on the contemplated benefits expected to be derived in the proposed Merger. We have also assumed that the Company will have Net Cash of at least $60,000,000 at the effective time of the Merger.

Our opinion is necessarily based on the information made available to us, and the financial, economic, market and other conditions as they exist and can reasonably be evaluated, on the date hereof. In arriving at our opinion, we also took into account that, in connection with our engagement, we approached third parties to solicit indications of interest in a possible acquisition or other business combination involving the Company and held preliminary discussions with certain of these parties prior to the date hereof. Our opinion, however, does not address the relative merits of the Merger as compared to other business strategies or transactions that may be available to the Company, nor does it address the underlying business decision of the Company to engage in the Merger. Furthermore, our opinion does not in any manner address the prices at which the Discovery Partners Common Stock will trade following the announcement, nor the prices at which the pro forma combined company will trade following the consummation, of the Merger. We express no opinion regarding (a) the liquidation value of the Company, (b) the financial viability of the Company if the Merger does not close, or (c) the financial viability of the Company following the Merger including: (i) the potential for, likelihood, or timing of, any commercialization of any product, (ii) the nature and extent of the Company’s financing needs, or (iii) the ability of the Company to satisfy any such financing needs, following the Merger.

It is understood that our opinion is for the information of the Board of Directors of Discovery Partners and may not be used for any other purpose without our prior written consent, except that a copy of this letter may be included in its entirety in any filing made by Discovery Partners in respect of the Merger with the Securities and Exchange Commission, and that we express no recommendation as to how the stockholders of Discovery Partners should vote at the stockholders’ meeting to be held in connection with the Merger. We have not undertaken to update, reaffirm or revise this opinion, and we do not have any obligation to update, revise or reaffirm this opinion.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be paid by the Company pursuant to the Merger Agreement is fair from a financial point of view to Discovery Partners.

Very truly yours,

Molecular Securities Inc.

By:	/S/ CHRIS DOPP
Chris Dopp Vice President

Annex F

AMERICAN STOCK TRANSFER AGENT 6201 15TH AVE. BROOKLYN, NY 11219

VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by Discovery Partners International, Inc. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Discovery Partners International, Inc., c/o ADP, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:	DISCP1	KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DISCOVERY PARTNERS INTERNATIONAL, INC.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1 THROUGH 6.
Vote on Proposals

1.     To approve the issuance of Discovery Partners’ common stock pursuant to the Agreement and Plan of Merger and Reorganization, dated as of April 11, 2006, by and among Discovery Partners International, Inc., Darwin Corp., a wholly owned subsidiary of Discovery Partners, and Infinity Pharmaceuticals, Inc., a Delaware corporation, a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus.

		For ☐	Against ☐	Abstain ☐

5.     To approve an amendment to the Discovery Partners’ 2000 Stock Incentive Plan increasing the number of shares authorized for issuance thereunder and amending the provisions thereof regarding the number of shares by which the share reserve automatically increases each year, the maximum number of shares one person may receive per calendar year under the plan and the purchase price, if any, to be paid by a recipient for common stock under the plan, as described in the accompanying joint proxy statement/prospectus.

						For ☐	Against ☐	Abstain ☐

2.     To approve an amendment to Discovery Partners’ certificate of incorporation effecting a reverse stock split of the issued shares of Discovery Partners’ common stock at a ratio within the range of 2:1 to 6:1, as described in the accompanying joint proxy statement/prospectus.

		☐	☐	☐

6.     To approve an adjournment of Discovery Partners’ special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Discovery Partners’ Proposal Nos. 1 and 2.

						☐	☐	☐

3. To approve an amendment to Discovery Partners’ certificate of incorporation to change the name of “Discovery Partners International, Inc.” to “Infinity Pharmaceuticals, Inc.”		☐	☐	☐

NOTE:    Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

4.     To approve an amendment to Discovery Partners’ bylaws to increase the maximum number of directors that may constitute the entire board of directors of Discovery Partners from 10 directors to 12 directors, as described in the accompanying joint proxy statement/prospectus.

		☐	☐	☐
		Yes	No

Please indicate if you plan to attend this meeting.		☐	☐

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Signature [PLEASE SIGN WITHIN BOX]	Date				Signature (Joint Owners)	Date

F-1

Proxy for Discovery Partners Special Meeting

SPECIAL MEETING OF STOCKHOLDERS OF

DISCOVERY PARTNERS INTERNATIONAL, INC.

September 12, 2006

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

Please detach along perforated line and mail in the envelope provided.

DISCOVERY PARTNERS INTERNATIONAL, INC.

PROXY

Special Meeting of Stockholders

September 12, 2006

This Proxy is Solicited on Behalf of the Board of Directors of

Discovery Partners International, Inc.

The undersigned revokes all previous proxies, acknowledges receipt of the Notice of the Special Meeting of Stockholders to be held September 12, 2006 and the joint proxy statement/prospectus dated [    ], 2006, and appoints Harry Hixson, Jr. and Michael Venuti, and each of them, the proxies of the undersigned, with full power of substitution, to vote all shares of Common Stock of Discovery Partners International, Inc. (“Discovery Partners”) which the undersigned is entitled to vote, either on his or her own behalf or on behalf of any entity or entities, at the Special Meeting of Stockholders of Discovery Partners to be held at the offices of Cooley Godward LLP at 4401 Eastgate Mall, San Diego, California 92121 on September 12, 2006 at 1:00 p.m., local time (the “Special Meeting”), and at any adjournment or postponement thereof, with the same force and effect as the undersigned might or could do if personally present thereat. The shares represented by this Proxy shall be voted in the manner set forth herein.

The Discovery Partners board of directors recommends a vote FOR Discovery Partners Proposal Nos. 1 through 6. This Proxy, when properly executed and returned, will be voted as specified above. Unless a contrary direction is indicated, this Proxy will be voted FOR Proposal Nos. 1 through 6, as more specifically described in the joint proxy statement/prospectus. If specific instructions are indicated, this Proxy will be voted in accordance therewith. Each of the matters to be acted upon set forth above in Proposal Nos. 1 through 6 have been proposed by Discovery Partners.

(Continued and to be signed on the reverse side.)

F-2

Annex G

780 MEMORIAL DRIVE CAMBRIDGE, MA 02139

YOUR VOTE IS IMPORTANT. PLEASE VOTE IMMEDIATELY.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Infinity Pharmaceuticals, Inc., c/o ADP, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:                        INFIN1            KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH PROPOSAL.

Vote on Proposals				For	Against	Abstain

1.      To adopt the Agreement and Plan of Merger and Reorganization, dated as of April 11, 2006, by and among Discovery Partners International, Inc., Darwin Corp., a wholly owned subsidiary of Discovery Partners International, Inc., and Infinity (the “Merger Agreement”), a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus.

				☐	☐	☐

2. To adjourn the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the adoption of the Merger Agreement.				☐	☐	☐

NOTE: Please sign this proxy exactly as name appears hereon. When shares are held as joint-tenants, both should sign. When signing as attorney, administrator, trustee, guardian, or other fiduciary, please give full title as such. When signing on behalf of a corporation, please sign in the full corporate name by an authorized officer. When signing on behalf of a partnership, please sign in the full partnership name by an authorized person.

For address changes, please check this box and write them on the back where indicated.			☐

Please indicate if you plan to attend the Special Meeting.	☐	☐
	Yes	No

Signature [PLEASE SIGN WITHIN BOX]	Date			Signature (Joint Owners)		Date

G-1

INFINITY PHARMACEUTICALS, INC.

780 Memorial Drive

Cambridge, MA 02139

PLEASE ACT PROMPTLY

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE AND SIGN THIS PROXY IN THE SPACE PROVIDED AND RETURN IT IN THE ENVELOPE PROVIDED AS SOON AS POSSIBLE. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES. THIS ACTION WILL NOT LIMIT YOUR RIGHT TO VOTE IN PERSON AT THE SPECIAL MEETING.

Please detach along perforated line and mail in the envelope provided.

PROXY

INFINITY PHARMACEUTICALS, INC.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

FOR THE SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON SEPTEMBER 12, 2006, at 1:00 P.M., LOCAL TIME

By signing on the reverse side, the undersigned hereby appoints Steven H. Holtzman and Julian Adams, and each of them acting individually, as proxies for the undersigned, with full power of substitution, to represent and vote as designated hereon all shares of common stock and preferred stock of Infinity Pharmaceuticals, Inc. (the “Company” or “Infinity”) which the undersigned would be entitled to vote if personally present at the Special Meeting of Stockholders of the Company to be held at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109, on September 12, 2006 at 1:00 p.m., local time, and at any adjournment or postponement thereof, with respect to the matters set forth on the reverse side hereof.

You can revoke your proxy at any time before it is voted at the Special Meeting. You can do this in three ways. First, you can send a written, dated notice to the Secretary of Infinity at 780 Memorial Drive, Cambridge, MA 02139, stating that you would like to revoke your proxy. Second, you can complete, date and submit a new proxy card with a later date. Third, you can attend the Special Meeting and vote in person.

If the undersigned holds any of the shares of common stock or preferred stock in a fiduciary, custodial or joint capacity or capacities, this proxy is signed by the undersigned in every such capacity as well as individually.

The undersigned acknowledges receipt from the Company prior to the execution of this proxy of a Notice of Special Meeting of Stockholders and a joint proxy statement/prospectus dated [                    ], 2006.

WHEN PROPERLY EXECUTED, SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AT THE SPECIAL MEETING AS SPECIFIED HEREIN. IF NO SPECIFICATION IS MADE, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED “FOR” EACH OF THE PROPOSALS LISTED ON THE REVERSE SIDE, AND, IN THE DISCRETION OF ANY OF THE PERSONS APPOINTED AS PROXIES, AS TO ANY OTHER MATTER THAT MAY PROPERLY COME BEFORE THE SPECIAL MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

Address Changes:

(If you noted any Address Changes above, please mark corresponding box on the reverse side.) CONTINUED AND TO BE SIGNED ON REVERSE SIDE

G-2

AMENDMENT NO. 1 TO

DISCOVERY PARTNERS INTERNATIONAL, INC.

2000 STOCK INCENTIVE PLAN

The Discovery Partners International, Inc. 2000 Stock Incentive Plan (the “Plan”) be and hereby is amended as follows:

1. Article Five, Section I.A. is hereby deleted in its entirety and a new Article Five, Section I.A. is inserted in lieu thereof which reads as follows:

“Notwithstanding anything to the contrary contained herein:

(1) Each non-employee director who serves on the Board immediately after the closing of the merger (the “Merger”) of Darwin Corp. with and into Infinity Pharmaceuticals, Inc. pursuant to the Agreement and Plan of Merger and Reorganization, dated as of April 11, 2006, by and among the Corporation, Darwin Corp. and Infinity Pharmaceuticals, Inc. (as defined below) shall receive a Non-Statutory Option to purchase 112,500 shares of Common Stock (the “Initial Option”). Shares of Common Stock subject to the Initial Option will become exercisable as to 37,500 of the shares underlying such Initial Option on the first anniversary of the date of grant and the remainder will be exercisable in quarterly installments of 9,375 shares beginning at the end of the first quarter thereafter, provided that the holder of the Initial Option continues to serve as a director.

(2) Each non-employee director serving as a director on the third anniversary of (a) the closing of the Merger, in case of directors serving on the Board immediately after the closing of the Merger, or (b) his or her election to the Board, in the case of directors elected after the closing of the Merger, shall, on the date of the first Annual Stockholders Meeting following such third anniversary and on the date of each Annual Stockholders Meeting thereafter, receive a Non-Statutory Option to purchase 22,500 shares of Common Stock (an “Annual Option”). Shares of Common Stock subject to the Annual Option will be exercisable in equal quarterly installments of 5,625 shares beginning at the end of the first quarter after the date of grant, provided that the holder of the Annual Option continues to serve as a director.

(3) The non-employee director who serves as the lead outside director of the Board shall receive an additional Non-Statutory Option to purchase 37,500 shares of Common Stock upon the date of commencement of service in such position and upon each anniversary thereafter. Shares of Common Stock subject to each such option will be exercisable in equal quarterly installments of 9,375 shares beginning at the end of the first quarter after the date of grant, provided that the holder of such option continues to serve as the lead outside director.

(4) The non-employee director who serves as the lead research and development director of the Board and the non-employee director who serves as the chair of the audit committee of the Board shall each receive an additional Non-Statutory Option to purchase 15,000 shares of Common Stock upon the date of commencement of service in such position and each anniversary thereafter. Shares of Common Stock subject to such options will be exercisable in equal quarterly installments of 3,750 shares beginning at the end of the first quarter after the date of grant, provided that the holder of the option continues to serve as the lead research and development director or the chair of the audit committee, as applicable.

(5) The non-employee director who serves as the chair of the compensation committee of the Board and the non-employee director who serves as the chair of the corporate governance committee of the Board shall each receive an additional Non-Statutory Option to purchase 7,500 shares upon the commencement of service in such position and each anniversary thereafter. Shares of Common Stock subject to such options will be exercisable in equal quarterly installments of 1,875 shares beginning at the end of the first quarter after the date of grant, provided that the holder of the option continues to serve as the chair of the compensation committee or the chair of the corporate governance committee, as applicable.”

H-25